UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

MakeMusic, Inc.

(Name of Subject Company)

MakeMusic, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

The purpose of this Amendment No. 2 to Schedule 14D-9 (the “Amendment No. 2”) is to amend and restate the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013 (the “Initial Schedule 14D-9,” and together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”).

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company to which this Schedule 14D-9 relates is MakeMusic, Inc., a Minnesota corporation (“MakeMusic” or the “Company”). The address of the principal executive offices of MakeMusic is 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3848, and its telephone number is (952) 937-9611.

(b)	Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share (including associated preferred stock purchase rights), of MakeMusic (the “Shares”, each a “Share”, and the holders of such Shares, “Shareholders”). As of the close of business on March 21, 2013, there were 10,000,000 Shares authorized, of which 4,906,707 were outstanding (including 1,642 Restricted Shares).

Item 2.	Identity And Background Of Filing Person.

(a)	Name and Address of Person Filing this Statement

The name, address and telephone number of MakeMusic, which is the person filing this Schedule 14D-9, are set forth in “Item 1(a) — Subject Company Information — Name and Address”. The directors and executive officers of MakeMusic are set forth in Annex A of the Initial Schedule 14D-9.

(d)	Tender Offer of LEAP Acquisition Corporation

This Schedule 14D-9 relates to the tender offer (the “Offer”) by LEAP Acquisition Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), which is a sponsored entity of LaunchEquity Partners, LLC, an Arizona limited liability company (“Parent Sponsor”), to purchase all of MakeMusic’s outstanding Shares for $4.85 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 22, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement (collectively, as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser, Parent and Parent Sponsor with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2013.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 2013, among MakeMusic, Parent, Parent Sponsor and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer and the satisfaction or waiver of all of the conditions to the Merger, including, if required, a vote of MakeMusic’s Shareholders, Purchaser will be merged with and into MakeMusic (the “Merger”), with MakeMusic continuing as the surviving corporation (the “Surviving Corporation”) and a direct wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, or their respective affiliates, and other than

Shares as to which appraisal rights are perfected in accordance with applicable law (such holders of Shares, collectively, “dissenting holders”)) will be converted into the right to receive an amount of cash equal to the Offer Price without interest, less any applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(2) and is incorporated herein by reference.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 8. Certain Information Concerning the Offeror Group” states that the address of Purchaser is 4230 N. Oakland Avenue #317, Shorewood, WI 53211-2042, and Purchaser’s telephone number thereat is (414) 390-8221.

Item 3.	Past Contacts, Transactions, Negotiations And Agreements.

(d)(1)    Arrangements with Directors and Executive Officers of MakeMusic

In considering the recommendation of MakeMusic’s Board of Directors (the “Board”) to tender the Shares in the Offer, Shareholders should be aware that MakeMusic’s executive officers and certain directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Shareholders generally. Each of the special planning committee comprised exclusively of independent and disinterested directors of MakeMusic (the “Special Planning Committee”) and the MakeMusic Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

MakeMusic’s executive officers are Karen L. VanDerBosch (Chief Financial Officer and Chief Operating Officer, and also performing the duties of Chief Executive Officer on an interim basis) and Paul D. Carlson (Chief Technology Officer). MakeMusic’s directors are Messrs. Robert B. Morrison (Chair), Trevor A. D’Souza, Keith A. Fenhaus, Michael R. Skinner, and Graham Richmond. The Special Planning Committee is comprised of Graham Richmond (Chair), Robert B. Morrison and Michael R. Skinner.

Director and Officer Indemnification and Insurance

All existing rights of directors and officers of MakeMusic to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger (the “Effective Time”) in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Merger. In addition, Parent and the Surviving Corporation have agreed to indemnify, and advance expenses to, the current and former directors and officers of MakeMusic for acts or omissions in connection with such person serving as a director or officer and in connection with the Merger Agreement or any related transactions for a period of six years after the Effective Time. Prior to the Effective Time, MakeMusic will purchase, and for six years from and after the Effective Time, the Surviving Corporation has agreed to maintain for the benefit of MakeMusic’s directors and officers as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than MakeMusic’s existing policy. The Surviving Corporation is not required to pay premiums in excess of 150% of the current premium (the “Maximum Premium”) to obtain such insurance, provided, that if the cost of such insurance would exceed the Maximum Premium, it is required to obtain as much coverage as can be obtained for payment of the Maximum Premium.

Effect of Consummation of Offer and Merger on Company Options and Restricted Shares

As of March 21, 2013, MakeMusic directors and executive officers held 264,333 options to purchase Shares (“Company Options”) and 1,642 unvested Shares subject to forfeiture restrictions (“Restricted Shares”), in each case issued under MakeMusic’s equity incentive plan.

Under the Merger Agreement, each outstanding Company Option under MakeMusic’s equity incentive plan (including Company Options held by directors and executive officers), whether vested or unvested, will be canceled, and in exchange each holder thereof will receive an amount in cash equal to the excess (if any) of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such Company Option. If the exercise price per Share under any such Company Option is equal to or greater than the Offer Price, then such Company Option will be canceled without any cash payment being made in respect thereof. Holders of Company Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Company Options. In addition, under the Merger Agreement, each holder of Restricted Shares granted under MakeMusic’s equity incentive plan will have the right to tender such Restricted Shares in the Offer and, effective upon Purchaser’s purchase of Shares pursuant to the Offer, all unvested Restricted Shares, other than Shares withheld for tax purposes, will vest and thereafter be canceled and converted into the right to receive the Offer Price.

If MakeMusic’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Shareholders in the Offer. The following table summarizes, with respect to (i) each MakeMusic director, and (ii) each MakeMusic executive officer, the aggregate value, as of March 21, 2013, of the Company Options and Restricted Shares held by each such director and named executive officer, based on the Offer Price.

Name	Common Shares Subject to Unvested Company Options (#)	Aggregate Spread Value of Unvested Company Options(1)($)		Common Shares Subject to Vested Company Options (#)	Aggregate Spread Value of Vested Company Options(1)($)	Restricted Shares (#)	Total Value of Restricted Shares ($)
Directors
Robert B. Morrison	5,000	$4,850		17,000	$4,390	—	—
Trevor A. D’Souza	5,000	$4,850		16,333	$3,310	—	—
Keith A. Fenhaus	5,000	$4,850		17,000	$4,390	—	—
Michael R. Skinner	5,000	$4,850		17,000	$4,390	—	—
Graham Richmond	5,000	$4,850		17,000	$4,390	—	—
Executive Officers
Karen L. VanDerBosch	19,619	$2,662		110,381	$29,189	1,642	$7,964
Paul D. Carlson	15,120	—	(2)	9,880	—	—	—

(1)	The exercise price for certain of the Company Options granted to the directors and officers exceed the Offer Price.
(2)	The exercise price for all such Company Options exceeds the Offer Price.

Description of Employment Agreements with Executive Officers

On May 8, 2009, MakeMusic entered into an employment agreement with Karen L. VanDerBosch, and on December 26, 2012, MakeMusic entered into an amendment to the employment agreement with regard to compliance with Section 409A of the Internal Revenue Code. Ms. VanDerBosch’s employment agreement has an indefinite term and is effective until Ms. VanDerBosch’s employment is terminated pursuant to the agreement. The agreement may be terminated by mutual agreement of the parties, by MakeMusic with or without cause, or by Ms. VanDerBosch. If MakeMusic terminates Ms. VanDerBosch without cause, or if she resigns for good reason upon or within 12 months of a change in control, she would be entitled to receive monthly cash payments equal to her then-current base salary for one year and a pro-rated portion of any incentive compensation earned through the date of termination. The employment agreement does not otherwise provide for enhanced benefits upon or following a change in control. Ms. VanDerBosch’s Restricted Shares will vest immediately prior to the acceptance time of the offer and her unvested Company Options will vest at the effective time of the Merger, under the terms of the Merger Agreement as described above.

In addition, Ms. VanDerBosch has engaged in preliminary discussions with management of Parent and Parent Sponsor regarding the possibility of modifying Ms. VanDerBosch’s existing employment arrangement effective after closing of the transaction and the possibility of serving as Chief Executive Officer of the Surviving Corporation effective after closing of the transaction.

Mr. Carlson is not a party to any employment agreement with MakeMusic.

Director Compensation

Currently, MakeMusic pays non-employee directors a cash fee equal to $40,000 per calendar year for serving on the Board and an additional $10,000 fee if such director served as a chairperson for the Board or one of its committees.

Each eligible director also receives an annual non-qualified stock option grant to purchase 6,000 shares of MakeMusic’s common stock (or a pro-rated amount based on the dates the person was an eligible director), with an exercise price equal to the fair market value of common stock on the date of the grant. An eligible director is defined as a non-employee member of the Board who is not otherwise compensated by MakeMusic (except pursuant to Board compensation for service to the Board). The Company Options are issued under MakeMusic’s 2003 Equity Incentive Plan, have a four-year term and vest ratably over twelve months. In the event a director’s service terminates for any reason or if the director is no longer an eligible director, vesting of the Company Option ceases with the director having the right to exercise any vested shares through the remaining term of the Company Option.

On August 21, 2012, the Board approved additional cash compensation of $5,000 per month, effective from July 2012, for directors serving on the Board’s Special Planning Committee in recognition of the significant additional time commitments required of members of the Special Planning Committee.

On February 27, 2013, the Board and Compensation Committee approved a supplement to the Board Compensation Plan (the “Supplement”) in recognition of the additional oversight duties the Board has directed its chairman, Mr. Morrison, to perform. The Supplement, which is effective for the period of December 1, 2012 through March 31, 2013, provides that the chairman will receive compensation equal to $250 per hour for time committed to Board and chairman duties, other than time spent on matters related to the Special Planning Committee. The Supplement also provides that the chairman will not be entitled to receive compensation for chairman and director services, including the additional oversight duties, in excess of 80 hours per month. The Supplement also provides for a retroactive payment of $27,500 to the chairman for hours devoted to such additional oversight duties in December 2012 and January 2013. The compensation paid under the Supplement is in lieu of cash compensation that would have been paid to the chairman under the Board Compensation Plan for Board and chairman service.

Chief Executive Officer Discussions with Keith Fenhaus

The employment of MakeMusic’s Chief Executive Officer, Karen T. van Lith, ended effective June 15, 2012. Prior to Parent and Parent Sponsor’s initial proposal regarding acquisition of MakeMusic on July 15, 2012, the Compensation Committee and the Governance Committee of the Board held initial discussions with Keith Fenhaus, then and now a director of MakeMusic, about the possibility of Mr. Fenhaus serving as Chief Executive Officer of MakeMusic on an interim or long-term basis, depending on the progress of MakeMusic’s Chief Executive Officer search. These discussions were put on hold and did not continue from and after the receipt of the July 15, 2012 proposal from Parent and Parent Sponsor, and while the Special Planning Committee was analyzing the proposal from Parent and Parent Sponsor and exploring the level of interest among other potential bidders regarding an acquisition of MakeMusic. Mr. Fenhaus was not a member of the Special Planning Committee.

Parent Designee Rights to MakeMusic’s Board of Directors and Trevor D’Souza’s Board Designation

As set forth in “Item 3(d)(2) — Past Contacts, Transactions, Negotiations And Agreements — Arrangements with Parent, Parent Sponsor and Purchaser – Amended and Restated Agreement with Parent and Parent Sponsor,” MakeMusic is party to an amended and restated agreement with Parent and Parent Sponsor which provides for certain rights for Parent to designate two persons to be considered by the Governance Committee as nominees for election to the Board by providing notice of the names of such designated persons to MakeMusic. The original agreement between MakeMusic, Parent and Parent Sponsor, dated March 2, 2010, required MakeMusic to increase the size of the Board to nine directors and appoint Trevor D’Souza and Andrew Stephens to fill the vacancies created by such increase (Mr. Stephens resigned as a director in November 2010). Mr. D’Souza was designated by Parent for election at MakeMusic’s 2010 annual meeting of shareholders, and was re-nominated by MakeMusic’s Board for election at MakeMusic’s 2011 and 2012 annual meeting of shareholders. Mr. D’Souza was elected as a director at each annual meeting. Mr. D’Souza is currently a director of MakeMusic, and remains the only Parent designee presently on MakeMusic’s Board. The amended and restated agreement provides a Company acknowledgment that the Parent nominees, including Mr. D’Souza, have not acted, nor is it their intention to act, as representatives of Parent, Parent Sponsor or their affiliates. Mr. D’Souza was not a member of the Special Planning Committee.

(d)(2)    Arrangements with Parent, Parent Sponsor and Purchaser

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(2) and is incorporated herein by reference, governs the contractual rights among Parent, Parent Sponsor, Purchaser and MakeMusic in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement. The Merger Agreement and the summary of terms set forth in the Offer to Purchase are incorporated by reference herein. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent, Parent Sponsor or Purchaser may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to Shareholders and qualifications with respect to information set forth on confidential schedules. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and Parent Sponsor entered into a confidentiality agreement on October 26, 2012 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Parent and Parent Sponsor agreed to keep confidential all non-public information furnished by MakeMusic to Parent and Parent Sponsor. Parent and Parent Sponsor also agreed that the non-public information furnished to Parent and Parent Sponsor would be used solely for the purpose of evaluating the potential business combination that resulted in the execution of the Merger Agreement and Offer. If requested by MakeMusic, Parent and Parent Sponsor are required to return or destroy the written non-public information furnished to Parent and Parent Sponsor under the Confidentiality Agreement (except for one copy to be retained for compliance and regulatory purposes). The Confidentiality Agreement also provides that Parent and Parent Sponsor and their affiliates may not solicit MakeMusic’s employees for a period of two years from the effective date of the Confidentiality Agreement. Parent and Parent Sponsor also agreed that, for a period of three months from the effective date of the Confidentiality Agreement, they would not propose or offer to enter into any merger or other extraordinary transaction other than through the sale process then being undertaken by MakeMusic, or disclose any such intention to do so, without the prior written consent of MakeMusic’s Board and Special Planning Committee. The parties also agreed to indemnify each other for a material breach of the Confidentiality Agreement. The Confidentiality Agreement expires two years from the effective date.

The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(1).

Amended and Restated Agreement with Parent and Parent Sponsor

MakeMusic is party to an Amended and Restated Agreement dated August 23, 2011with Parent and Parent Sponsor, a copy of which is filed as Exhibit (e)(4) and is incorporated herein by reference which provides, among other things, that Parent is entitled to designate two persons to be considered by the Governance Committee as nominees for election to the Board by providing notice of the names of such designated persons to MakeMusic, and also provides that, during the term of the amended and restated agreement, the size of MakeMusic’s Board will not exceed seven seats. The amended and restated agreement provides that if a notice specifies a Parent nominee and such Parent nominee is reasonably deemed qualified in the good faith business judgment of the Board and Governance Committee in accordance with MakeMusic’s policies and the directors’ fiduciary duties, the Board will nominate such Parent nominee to stand for election at MakeMusic’s next annual meeting of shareholders, publicly recommend that MakeMusic’s Shareholders elect such Parent nominee at such annual meeting of shareholders, and solicit proxies for the election of such Parent nominee at such annual meeting of shareholders, if certain procedures are followed. The amended and restated agreement also provides that in the event a Parent nominee ceases to serve as a director, Parent is entitled to designate a replacement for such Parent nominee who is reasonably deemed qualified in the good faith business judgment of MakeMusic’s Board and Governance Committee in accordance with MakeMusic’s policies and the directors’ fiduciary duties, to hold office for the remaining unexpired term of such Parent nominee. The amended and restated agreement also provides Parent the right to designate one Parent nominee to serve on each standing and special committee of the Board, except where such representation would violate applicable director independence, other rules or regulations of the Securities and Exchange Commission or NASDAQ Stock Market, corporate or fiduciary laws, the MBCA or MakeMusic’s corporate governance policies, as determined in the sole reasonable discretion of the Board.

Finally, the amended and restated agreement contains a standstill agreement which provides that Parent, Parent Sponsor, any Parent nominee, and any of their affiliates will not, and will not encourage or assist others to, directly or indirectly, (a) nominate a competing slate of directors at any meeting of MakeMusic’s Shareholders, (b) solicit votes of the Shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board to be voted on at any meeting of MakeMusic’s Shareholders or (c) engage in, or participate in any way in, any transaction regarding control of MakeMusic that has not been approved by the Board. Notwithstanding the foregoing, the standstill agreement provides that Parent, Parent Sponsor, any Parent nominee, and any of their affiliates are permitted to nominate a competing slate of directors at the 2014 Annual Meeting and solicit votes of the Shareholders of MakeMusic in opposition to the slate of directors nominated by MakeMusic or any other item of business recommended by the Board to be voted on at the 2014 Annual Meeting.

Section 6.2 of the Merger Agreement provides, and the Board resolved at its March 12, 2013 meeting, that any and all restrictions on Parent Sponsor, Parent or Purchaser contained in the standstill provisions of the amended and restated agreement, to the extent necessary to allow the performance by Parent Sponsor, Parent, and Purchaser of their obligations for the consummation by Purchaser of the transactions contemplated by the Merger Agreement, are suspended until termination of the Merger Agreement or closing of the transaction.

Item 4.	The Solicitation Or Recommendation.

(a)(1)    Solicitation/Recommendation

At a meeting held on March 12, 2013, the Special Planning Committee and the Board each unanimously (i) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, MakeMusic and its Shareholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that MakeMusic’s Shareholders accept and tender their Shares of common stock in the Offer.

MAKEMUSIC’S BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS ACCEPT AND TENDER THEIR SHARES IN THE OFFER.

A copy of the press release communicating the recommendation of MakeMusic’s Board is filed as Exhibit (a)(5)(A) and is incorporated by reference.

(a)(2)    Background of the Transaction

The following summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement and does not purport to catalogue every conversation between representatives of Purchaser, Parent, Parent Sponsor, MakeMusic and other parties. For purposes of this section, references to “LaunchEquity,” unless otherwise specified, are to Parent Sponsor, Parent, Purchaser and each of their respective employees and representatives. “Special Factors – Section 1. Background” of the Offer to Purchase contains LaunchEquity’s description of the key meetings, conversations and events involving LaunchEquity and its representatives that led to the signing of the Merger Agreement.

Activities Prior to 2012

From time to time, MakeMusic has reviewed and evaluated potential strategic opportunities and alternatives with a view toward enhancing MakeMusic’s shareholder value.

In July 2009, following LaunchEquity’s indication to the Board that it might evaluate the possibility of commencing a tender offer to acquire MakeMusic, the Board formed a special committee of disinterested directors consisting of Keith A. Fenhaus, Michael E. Cahr, Michael R. Skinner and Robert B. Morrison (the “2009 Special Committee”) to assess various potential strategic alternatives available to MakeMusic, including the possible sale of the Company. To facilitate the process of evaluating potential strategic alternatives, in November 2009, MakeMusic engaged Lazard Middle Market LLC (“LMM”) to assist the 2009 Special Committee in identifying and contacting potentially interested parties on a confidential basis. The confidential third-party solicitation process conducted by the 2009 Special Committee did not lead to an exclusivity agreement with or a binding offer from LaunchEquity or any other potential acquirers. On October 13, 2010, Olshan Frome Wolosky LLP (“Olshan”), legal counsel to LaunchEquity, sent a letter to Fredrikson & Byron, P.A., MakeMusic’s legal counsel (“Fredrikson”), on behalf of LaunchEquity stating that LaunchEquity did not plan to submit a bid to acquire MakeMusic prior to an October 18, 2010 deadline set by the Board. All parties that had expressed interest had withdrawn or ended their participation in the process after initial due diligence and, by November 2010, the 2009 Special Committee had discontinued the services of LMM and ceased actively exploring a possible sale of MakeMusic.

Activities in 2012 to Present

In June 2012, Mr. Stephens, the Managing Member of LaunchEquity, approached Mr. Morrison and Mr. D’Souza and expressed that LaunchEquity may be interested in increasing its stake in MakeMusic, including possibly through purchasing shares held by any large Shareholders who might wish to sell, increasing LaunchEquity’s ownership percentage through additional open market purchases, or negotiating an option to acquire MakeMusic. Mr. Stephens also expressed his views on potential methods to address existing restrictions, including MakeMusic’s Tax Asset Protection Plan (the “Rights Plan”) and state anti-takeover laws, on LaunchEquity’s ability to acquire additional shares. Mr. Stephens indicated to Mr. Morrison that he was considering having LaunchEquity propose a tender offer or asset purchase transaction to acquire MakeMusic.

Thereafter in June 2012, the independent directors of MakeMusic discussed Mr. Morrison and Mr. D’Souza’s conversations with Mr. Stephens. The independent directors discussed the various factors that would limit the ability of LaunchEquity to acquire additional shares, including MakeMusic’s Rights Plan, as additional purchases by LaunchEquity would trigger the Rights Plan’s poison pill provisions, and consulted with the law firm of Fredrikson & Byron, P.A., MakeMusic’s legal counsel (“Fredrikson”), regarding Mr. Stephens’ communications, including the implications of a sale of substantially all of MakeMusic’s assets to LaunchEquity or other actions LaunchEquity had suggested MakeMusic could take to facilitate LaunchEquity’s increasing its stake in MakeMusic. The Board was advised by Fredrikson regarding its fiduciary duties in responding to Mr. Stephens and evaluating whether to explore a sale of MakeMusic and whether to facilitate LaunchEquity’s acquisition of additional shares of MakeMusic.

On June 29, 2012, the Board of Directors of MakeMusic held a meeting, at which it discussed, among other things, the most recent interest expressed by LaunchEquity in potentially presenting an acquisition proposal to MakeMusic and certain matters the Board would have to address if LaunchEquity made such a proposal. The Board discussed the appropriateness of establishing a special committee of disinterested directors to consider any proposal if one were presented by LaunchEquity, as well as other potential strategic alternatives for MakeMusic, including but not limited to a sale to LaunchEquity or to another interested bidder or a determination that a sale should not be pursued and that MakeMusic should continue as an independent, public company. At the meeting, legal counsel discussed with the Board the directors’ fiduciary duties and the purpose and nature of the special committee and its implications under corporate law as applied in connection with any deliberation of an acquisition proposal or other strategic alternative for MakeMusic. The Board discussed the independence and potential conflicts of interest for each of the directors, in relation to, among other matters, evaluation of proposals that might be submitted by LaunchEquity or any potential alternative transactions, or a determination not to pursue a sale of MakeMusic at that time. The Board determined to appoint a special planning committee of independent, disinterested directors (the “Special Planning Committee”) to review and consider, in consultation with legal and financial advisors, proposals, if any, submitted by LaunchEquity, and to determine the course of action that it believed to be in the best interests of MakeMusic and its Shareholders. The Special Planning Committee was comprised of Graham Richmond (Chair), Mr. Morrison, and Mr. Skinner. The Board authorized the Special Planning Committee to consider potential strategic alternatives including, but not limited to, continuing as an independent, public company. The members of the Special Planning Committee determined that Mr. Richmond would contact LaunchEquity to inform it that Mr. Richmond would be the contact person if LaunchEquity determined to engage in continued discussions regarding an acquisition of MakeMusic or its common stock and also to suggest an appropriate deadline for LaunchEquity to inform the Special Planning Committee whether LaunchEquity was still interested in pursuing a transaction with MakeMusic.

On July 2, 2012, Mr. Richmond informed Mr. Stephens that he would be chairing the Special Planning Committee. Mr. Richmond also indicated that the Special Planning Committee did not intend to incur significant evaluation expenses prior to receiving a proposal from LaunchEquity and suggested a date of July 15, 2012 as the deadline by which the Special Planning Committee would like to receive any such proposal.

On July 15, 2012, the Board received a letter from LaunchEquity, which included a proposal to acquire the operating assets of MakeMusic, excluding cash, and assume MakeMusic’s related liabilities, free and clear of all liens and encumbrances, for $13.5 million (the “July LaunchEquity Proposal”), which July LaunchEquity Proposal was publicly disclosed in a Form 8-K filed by MakeMusic on July 16, 2012. As of the date of the July

LaunchEquity Proposal, LaunchEquity and certain of its affiliates collectively owned approximately 27.8% of MakeMusic’s then outstanding shares of common stock.

On July 20, 2012, the Special Planning Committee, Karen L. VanDerBosch and Fredrikson representatives met by telephone to discuss the July LaunchEquity Proposal. The Special Planning Committee reviewed the implications of the proposed asset sale structure, the proposed pricing, and the expected cash that would be available for distribution to Shareholders if a transaction were consummated on the terms set forth in the July LaunchEquity Proposal. The Special Planning Committee also considered MakeMusic’s growth plans, the potential impact on MakeMusic of either pursuing or rejecting the July LaunchEquity Proposal and the fiduciary duties of the Special Planning Committee. In addition, the Special Planning Committee discussed the advisability of engaging a financial advisor to assist with consideration of, and a response to, the July LaunchEquity Proposal and related matters. Although the Special Planning Committee did not determine MakeMusic was for sale, given the public nature of the July LaunchEquity Proposal, the Special Planning Committee determined it would be appropriate to contact third parties to assess interest in a potential transaction with MakeMusic and to engage a financial advisor to assist MakeMusic in such process. LMM, which previously had assisted MakeMusic with its strategic review process in 2009, was subsequently retained as MakeMusic’s financial advisor.

From July 30, 2012 to August 21, 2012, the Special Planning Committee, with the assistance of MakeMusic’s management and legal and financial advisors, prepared an initial communication document containing only public information to be distributed to potentially interested third parties in connection with MakeMusic’s third-party solicitation process.

From August 27, 2012 through November 1, 2012, 137 parties were contacted, 62 potential strategic bidders and 75 potential financial bidders, to assess whether they would be interested in a transaction with MakeMusic and such parties were provided with certain public information with respect to MakeMusic’s business. During this period, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, held a series of meetings with MakeMusic’s tax advisors to gather information as to the availability and use of MakeMusic’s net operating loss carryforwards and the tax aspects of various deal structures. In addition, during this period, a total of 14 potential bidders, including six potential strategic bidders and eight potential financial bidders (including LaunchEquity), executed confidentiality agreements and received a confidential executive summary on MakeMusic.

On September 28, 2012, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to discuss the status of solicitations of potential bidders. The Special Planning Committee discussed the distribution of MakeMusic’s confidential information to those parties that entered into confidentiality agreements with MakeMusic, the format for management meetings with interested bidders and the targeted date for receiving indications of interest. The Special Planning Committee discussed the process for responding to current and potential competitors that had expressed interest in participating in the bidding process, noting that it desired the process to be broad and competitive, and would not preclude competitors from participating, but that it would be important to protect proprietary confidential information and determine the sincerity of the competitors’ interest.

From October 11, 2012 through October 25, 2012, three potential bidders held in-person meetings with MakeMusic’s senior management team and one potential bidder held a telephonic meeting with MakeMusic’s senior management team to discuss MakeMusic and its business. LaunchEquity was not one of these potential bidders but held its in-person meeting with MakeMusic’s senior management team on November 13, 2012. On November 26, 2012, one additional potential bidder held a telephonic meeting with MakeMusic’s senior management team.

On October 26, 2012 and October 27, 2012, indications of interest were received from two interested parties in addition to the original proposal received from LaunchEquity in July 2012. A strategic investor (“Party A”) submitted a $4.75 per share cash proposal with an indicated range of $4.50 per share to $5.00 per share, and a financial investor (“Party B”) submitted a $4.50 per share cash proposal.

On November 2, 2012, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to discuss the indications of interest received. The Special Planning Committee authorized LMM to continue discussions with all bidders that had submitted indications of interest, as well as with another party that previously had met with management. The Special Planning Committee also addressed anticipated next steps for discussions with LaunchEquity, including due diligence, management meetings and a call with legal and tax advisors to discuss deal structure.

On November 5, 2012, MakeMusic made available certain preliminary projected financial information through an online dataroom, access to which was provided to those parties that entered into confidentiality agreements with MakeMusic as part of the Special Planning Committee’s third-party solicitation process. Portions of such preliminary projected financial information were also provided to the same parties as part of the confidential executive summary provided to such parties between August 27, 2012 and November 1, 2012, including LaunchEquity. See “Item 8(c) – Additional Information To Be Furnished – Other Material Information – Preliminary Projected Financial Information.”

On November 13, 2012, LaunchEquity held an in-person meeting with MakeMusic’s senior management team and received additional due diligence information from MakeMusic’s senior management team.

On November 16, 2012, the Special Planning Committee provided a draft two-step merger agreement (calling for a tender offer followed by a back-end merger) to bidders that had provided proposals or indications of interest and requested that the bidders submit revised proposals by December 2012.

On November 30, 2012 and December 2, 2012, respectively, revised non-binding proposals were received from Party B and LaunchEquity. Party A indicated that it had decided not to move forward with a potential acquisition of MakeMusic, and no other interested parties submitted proposals. Party B submitted a $5.50 per share cash proposal subject to $3 million of cash remaining on MakeMusic’s balance sheet. LaunchEquity submitted a $4.50 per share cash proposal with no condition related to cash remaining on MakeMusic’s balance sheet. The revised non-binding proposals from each of Party B and LaunchEquity included mark-ups of the draft merger agreement initially provided on behalf of the Special Planning Committee.

On December 3, 2012, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to discuss the revised non-binding proposals submitted by Party B and LaunchEquity. The Special Planning Committee discussed the consideration offered by each bidder, noting that the proposal submitted by Party B made assumptions regarding the cash on MakeMusic’s balance sheet that would need to be clarified and negotiated. Ms. VanDerBosch provided input on MakeMusic’s cash flows. Fredrikson provided input regarding deal structure, the timeframe for completing a transaction and expected transaction expenses. The Special Planning Committee discussed the terms of both proposals and the timing and certainty for completing a transaction with each respective bidder. The Special Planning Committee also discussed terms that required clarification from the bidders, including cash balance, timing and due diligence conditions or requirements for completing an acquisition and directed MakeMusic’s advisors to clarify those terms with the bidders.

On December 4, 2012, in accordance with the Special Planning Committee’s directives, LMM discussed with Party B certain points with respect to its proposal, including the required cash on MakeMusic’s balance sheet, and also discussed with both Party B and LaunchEquity their additional due diligence requirements, conditions and timing needed for an acquisition of MakeMusic.

On December 5, 2012, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone for an update on the discussions with Party B and LaunchEquity. LMM updated the Special Planning Committee as to these discussions. The Special Planning Committee discussed the exclusivity requests of LaunchEquity and Party B, and the features of both proposals (including consideration, timeframe and structure). The Special Planning Committee noted its belief that the consideration offered by Party B seemed favorable in light of historical trading prices for MakeMusic common stock and discussions with potential bidders during the current strategic review process conducted by the Special Planning Committee. The Special Planning Committee determined that discussions should continue with Party B and gave direction to LMM regarding the negotiation of a potential exclusivity period and certain other terms with Party B in order to facilitate additional discussions prior to the next Special Planning Committee meeting.

On December 6, 2012, in accordance with the Special Planning Committee’s directives, LMM discussed exclusivity, deal structure and certain other terms with Party B, including the duration of Party B’s expected due diligence and negotiation period and the Special Planning Committee’s request for Party B to establish a fixed per share purchase price prior to signing a definitive agreement. Party B discussed its due diligence requirements and concern regarding MakeMusic’s cash balance and indicated that, in connection with its ongoing diligence, it was continuing to review the economics of its proposal.

From December 7, 2012 to December 13, 2012, MakeMusic’s advisors engaged in continued discussions with Party B regarding exclusivity. Party B continued to communicate the importance of deal structure and MakeMusic’s cash balance.

On December 19, 2012, Party B contacted LMM and indicated that, based on its further review of MakeMusic’s business model and Party B’s financial modeling and analyses of MakeMusic, it was unable to acquire MakeMusic at the price per share that it previously had proposed. Party B suggested that its proposed purchase price would need to be significantly reduced to $4.00 per share or below (the closing price for MakeMusic common stock on the prior trading day was $3.80 per share).

On December 20, 2012, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to discuss Party B’s reduced purchase price. The Special Planning Committee, management and Fredrikson discussed Party B’s communication, considering, among other matters, Party B’s assumptions regarding MakeMusic’s business model, Party B’s qualifications and changes to the proposed transaction structure to a one-step merger, and the resulting impact on timing and certainty of a transaction. The Special Planning Committee considered pursuing additional negotiations with Party B, revisiting negotiations with LaunchEquity, or discontinuing the third-party solicitation process and MakeMusic continuing as an independent public company. The Special Planning Committee instructed management and MakeMusic’s advisors to request Party B’s analyses, models and assumptions to determine if Party B’s latest position could be changed.

On December 20, 2012, in accordance with the Special Planning Committee’s directives, LMM contacted Party B and requested that management of MakeMusic be provided with Party B’s financial model in order to better understand Party B’s underlying assumptions. Party B indicated that it would not provide its model at that time and did not re-engage in active discussions with the Special Planning Committee or MakeMusic’s advisors.

On December 21, 2012, the Special Planning Committee and Ms. VanDerBosch, together with representatives of MakeMusic’s legal and financial advisors, met by telephone for an update regarding discussions with Party B and potential strategic alternatives. Fredrikson advised the Special Planning Committee regarding factors to be considered by the Special Planning Committee when evaluating potential strategic alternatives. The Special Planning Committee discussed next steps, including the possibility of renewing more active negotiations with LaunchEquity.

On January 4, 2013, Mr. Richmond contacted Mr. Stephens at LaunchEquity’s request. The parties engaged in a general discussion of MakeMusic and its third-party solicitation process.

On January 10, 2013, Mr. Morrison met in person with Mr. Stephens. Representatives of LMM also attended this meeting. Mr. Stephens stated his belief that $4.50 per share was a fair price to pay for MakeMusic and again requested exclusivity. Mr. Morrison indicated that the Special Planning Committee believed that a higher purchase price would enable the Special Planning Committee to consider granting LaunchEquity exclusivity.

On January 11, 2013, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to discuss the meeting with Mr. Stephens and management’s projections. Ms. VanDerBosch provided input regarding management’s projections being prepared as part of MakeMusic’s annual budget preparation process, including the bases for, and the anticipated process and timeframe for finalizing, the projections. Given LaunchEquity’s position on pricing, the Special Planning Committee requested updated management projections.

Also on January 11, 2013, Mr. Morrison called Mr. Stephens and communicated that, in light of LaunchEquity’s proposed purchase price, the Special Planning Committee decided to conduct a further review prior to considering exclusivity for LaunchEquity. Mr. Morrison and Mr. Stephens discussed the expected timeframe for the Special Planning Committee to receive updated projections from management that would also be a factor in reaching a determination.

On February 1, 2013, the Special Planning Committee and Ms. VanDerBosch, together with the Company’s legal and financial advisors, met by telephone to discuss management’s financial projections under three alternative business cases outlined by management. See “Item 8(c) — Additional Information To Be Furnished — Other Material Information — Projected Financial Information.” The Special Planning Committee also discussed with Fredrikson LaunchEquity’s proposal and discussed with LMM, among other things, MakeMusic’s historical trading performance and certain preliminary financial analyses with respect to MakeMusic utilizing management’s projections under the three alternative business cases outlined by management. These preliminary financial analyses included selected public companies and selected precedent transactions analyses in which LMM applied, using publicly available information, selected latest 12 months revenue multiples derived from selected publicly traded companies and selected precedent transactions to corresponding data of MakeMusic, which preliminary analyses implied per share equity value reference ranges for MakeMusic of approximately $4.15 to $4.68 per share and $4.68 to $8.63 per share, respectively. The preliminary financial analyses also included a discounted cash flow analysis, calculated using selected calendar year 2017 terminal revenue multiples and discount rates, which preliminary analysis implied per share equity value reference ranges for MakeMusic based on the three alternative business cases prepared by management of approximately $3.83 to $5.34 per share, $4.89 to $6.76 per share and $5.93 to $8.13 per share, respectively. It was noted that the estimated present value of net operating losses and research and development credits expected by MakeMusic’s management to be realized by MakeMusic implied values of approximately $0.49 per share, $0.59 per share and $0.63 per share under the respective alternative business cases. The Special Planning Committee also reviewed at this meeting certain other factors such as implied premia paid in selected transactions and MakeMusic’s 52-week low and high intraday stock prices, which other factors indicated implied per share equity value reference ranges for MakeMusic of approximately $5.23 to $7.37 (based on selected premia paid relative to MakeMusic’s closing stock price on January 31, 2013, the last trading day prior to the meeting), $4.61 to $6.49 (based on selected premia paid relative to MakeMusic’s closing stock price on July 13, 2012, the last trading day prior to public announcement of MakeMusic’s receipt of LaunchEquity’s initial proposal) and $2.99 to $4.90 per share (based on MakeMusic’s 52-week low and high intraday stock prices as of January 31, 2013). The Special Planning Committee discussed MakeMusic’s historical tendency to create aspirational projections and noted it would be important for the projections used in the Special Planning Committee’s deliberations to be a realistic projection of MakeMusic’s expected future performance. The Special Planning Committee directed LMM to provide LaunchEquity with management’s updated projections.

On February 4, 2013, in accordance with the Special Planning Committee’s directives, LMM provided Mr. Stephens with management’s projections and discussed the possibility of further discussions with LaunchEquity in order to facilitate price negotiations.

On February 6, 2013, in accordance with the Special Planning Committee’s directives, LMM reviewed and discussed management’s financial projections with Mr. Stephens.

On February 14, 2013, Mr. Stephens discussed with LMM a possible increase in LaunchEquity’s proposed purchase price. Mr. Stephens indicated that LaunchEquity was willing to increase its purchase price to $4.75 per share and to consider a further increase if certain professional fees payable by MakeMusic in connection with the transaction were lower than as estimated by the Special Planning Committee.

On February 15, 2013, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to discuss LaunchEquity’s revised purchase price and the possibility of a further increased price. Following the meeting, Ms. VanDerBosch and MakeMusic’s advisors discussed potential reductions in an aggregate amount of $400,000 in estimated professional legal and advisory fees for the transaction. The Special Planning Committee authorized MakeMusic’s advisors to negotiate the terms of an exclusivity agreement with LaunchEquity based on an increase in LaunchEquity’s proposed purchase price.

Later on February 15, 2013, in accordance with the Special Planning Committee’s directives, LMM discussed with Mr. Stephens potential reductions in the estimate of certain transaction-related professional fees. Mr. Stephens indicated that LaunchEquity would increase its proposed purchase price to $4.94 per share.

On February 17, 2013, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to review a draft exclusivity agreement for LaunchEquity that had been circulated by Fredrikson, which provided for, among other things, a proposed purchase price of $4.94 per share, subject to further due diligence and negotiation of a definitive merger agreement, and an exclusivity period through March 8, 2013. Fredrikson advised the Special Planning Committee regarding its fiduciary duties in approving the exclusivity agreement. The Special Planning Committee unanimously approved the exclusivity agreement and directed Ms. VanDerBosch to execute the exclusivity agreement on behalf of MakeMusic. The exclusivity agreement, a copy of which is filed as Exhibit (e)(22) and is incorporated herein by reference, was executed by MakeMusic and LaunchEquity on February 17, 2013.

On February 18, 2013, the Board and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met to inform the members of the Board who were not on the Special Planning Committee of the execution of the exclusivity agreement with LaunchEquity and to provide the Board members with an overview of the third-party solicitation process conducted by the Special Planning Committee with the assistance of MakeMusic’s management and legal and financial advisors.

On February 19, 2013, Fredrikson provided to Olshan a revised draft of the Merger Agreement. From February 23, 2013 through March 12, 2013, Fredrikson and Olshan negotiated the terms and exchanged various drafts of the Merger Agreement.

On February 26, 2013, as part of LaunchEquity’s due diligence process, Mr. Stephens visited MakeMusic’s facilities to meet with Ms. VanDerBosch and other members of MakeMusic’s management team to discuss MakeMusic’s business.

On February 28, 2013, Mr. Stephens discussed with LMM LaunchEquity’s concerns, raised during the course of additional due diligence, regarding severance payments payable to certain employees under existing agreements (which could total approximately $855,000 in the aggregate), certainty regarding MakeMusic’s estimate of $1.1 million in professional legal and advisory fees payable in connection with the transaction, and the $850,000 deductible under MakeMusic’s insurance policy for directors and officers. LaunchEquity stated that, as a result of these concerns, LaunchEquity was hesitant in moving forward with a $4.94 purchase price.

On March 2, 2013, Mr. Stephens communicated to Mr. Morrison and LMM that, based on such additional costs identified by LaunchEquity in its further due diligence, LaunchEquity was unwilling to proceed with a transaction at a purchase price above $4.80 per share.

On March 4, 2013, the Special Planning Committee and Ms. VanDerBosch, together with MakeMusic’s legal and financial advisors, met by telephone to further discuss changes to LaunchEquity’s proposed purchase price. The Special Planning Committee directed Mr. Morrison to propose a counter offer to LaunchEquity of $4.85 per share, which $0.09 reduction reflected an approximate coverage of a portion of the additional costs identified by LaunchEquity.

On March 6, 2013, Mr. Stephens and Mr. Morrison discussed MakeMusic’s proposed resolution regarding LaunchEquity’s cost concerns and reached an understanding to proceed with a transaction at a purchase price of $4.85, subject to finalizing the terms of the definitive Merger Agreement. Representatives of LMM also attended this meeting.

Also on March 6, 2013, with the Special Planning Committee’s approval, Mr. Stephens and Ms. VanDerBosch met to discuss the possibility of Ms. VanDerBosch remaining with MakeMusic if LaunchEquity were to acquire MakeMusic. The discussion included the possibility of modifying the severance provisions in Ms. VanDerBosch’s existing employment arrangement, pursuant to which Ms. VanDerBosch may be entitled to severance payments upon her separation after a change of control of MakeMusic, and the possibility of Ms. VanDerBosch serving as Chief Executive Officer of MakeMusic after closing of the transaction. No specific modifications were proposed or agreed upon.

On March 12, 2013, the Special Planning Committee and the Board held telephonic meetings to review the proposed transaction with LaunchEquity. Representatives of MakeMusic’s legal and financial advisors also attended these meetings. During the meetings, Fredrikson updated the Special Planning Committee and the Board on the finalization of the Merger Agreement and gave a presentation to the Special Planning Committee and the Board regarding the material terms and conditions of the Merger Agreement. Also at this meeting, LMM reviewed with the Special Planning Committee and the Board its financial analysis of the $4.85 per share cash consideration and rendered to the Special Planning Committee and the Board an oral opinion, confirmed by delivery of a written opinion dated March 12, 2013, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the consideration to be paid in the Offer and the Merger, taken together, to holders of MakeMusic common stock (other than Parent Sponsor, Parent, Purchaser and their respective affiliates and other than dissenting holders, collectively, “excluded holders”) was fair, from a financial point of view, to such holders.

The Special Planning Committee, meeting separately from the full Board, unanimously approved and recommended that the Board approve the Merger Agreement and the transactions contemplated by the Merger Agreement, determined that the terms of the Offer and the Merger are advisable, fair to and in the best interests of MakeMusic and its Shareholders, and recommended that MakeMusic’s Shareholders accept and tender their Shares in the Offer. At a subsequent meeting, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, determined that the terms of the Offer and the Merger are advisable, fair to and in the best interests of MakeMusic and its Shareholders, and recommended that MakeMusic’s Shareholders accept and tender their Shares in the Offer.

On March 12, 2013, MakeMusic and LaunchEquity executed the Merger Agreement.

On March 13, 2013, MakeMusic and LaunchEquity issued a press release announcing the execution of the Merger Agreement.

(b)	Reasons for the Recommendation of the Special Planning Committee and MakeMusic’s Board

The Special Planning Committee

Prior to receiving a letter, dated July 15, 2012, from LaunchEquity (for purposes of this “Item 4(b) — Reasons for the Recommendation of the Special Planning Committee and MakeMusic’s Board,” the term

“LaunchEquity” refers collectively to Parent, Parent Sponsor, Purchaser and their affiliated entities), LaunchEquity informed the Board that it was interested in submitting an acquisition proposal to MakeMusic. The Board determined that, given the significant shareholdings of LaunchEquity and Mr. D’Souza’s status as a director originally designated by LaunchEquity and as a matter of good corporate governance, it would be appropriate to form a special planning committee to consider and evaluate any proposal from LaunchEquity and potential alternative transactions.

Accordingly, on June 29, 2012, the MakeMusic Board established the Special Planning Committee, consisting of independent and disinterested directors, and delegated to the Special Planning Committee the full powers of the MakeMusic Board in all matters relating to any future LaunchEquity transaction or potential alternative transactions, which included, among other things, the power to (i) seek out, in its discretion, offers for alternative transactions, (ii) evaluate the desirability and fairness of any potential LaunchEquity transaction and any potential alternative transactions, (iii) conduct, in its discretion, a market check (or direct, in its discretion, the conduct of a market check) in order to evaluate and negotiate the terms of the any potential LaunchEquity transaction and any potential alternative transactions, (iv) recommend approval to the full Board with respect to any potential LaunchEquity transaction or potential alternative transactions, and, (v) recommend a position to the full Board, in the event that it is necessary or advisable for the Board to advise Shareholders of MakeMusic with respect to any transaction to be submitted to MakeMusic’s Shareholders.

As further explained in “Item 4(a)(2) – Background of the Transaction,” following its formation, the Special Planning Committee, with the assistance of MakeMusic’s legal and financial advisors, conducted a third-party solicitation process involving potential acquisition partners, including but not limited to LaunchEquity. The Merger Agreement negotiated with LaunchEquity was determined to be the best offer for MakeMusic’s Shareholders.

The Special Planning Committee unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of MakeMusic and its Shareholders and (i) recommended that the MakeMusic Board approve and adopt the Merger Agreement, the Offer, the Merger and all other transactions contemplated by the Merger Agreement, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and (iii) recommended that MakeMusic’s Shareholders accept and tender their Shares in the Offer.

Expected Benefits of the Offer and the Merger.

The Offer and the Merger are expected to result in benefits to all Shareholders of MakeMusic, including the unaffiliated Shareholders. In the course of reaching its determination and making the recommendation described above, the Special Planning Committee considered a number of factors and a substantial amount of information. The Special Planning Committee held 37 telephonic and in-person committee meetings following its formation on June 29, 2012. In addition, between these meetings, there were additional informal discussions among members of the Special Planning Committee and with MakeMusic’s management and legal and financial advisors.

The principal factors and benefits that the Special Planning Committee believes support its conclusion are set forth below (in which the following section discusses factors or changes that could potentially impact the financial performance or profitability of MakeMusic, or the price or trading range of the Shares, the discussion is intended to refer to the Special Planning Committee’s consideration of the potential impact on the value of Shares held by the unaffiliated Shareholders of MakeMusic):

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Financial Condition and Prospects of MakeMusic. The Special Planning Committee considered a number of factors impacting the business, operations, prospects, business strategy, properties and assets of MakeMusic, including MakeMusic’s current and projected results of operations and financial condition. For a discussion of the projected results of operations and financial conditions considered by the Special Planning Committee, see “Item 8(c)— Additional Information To Be Furnished — Other

material information — Projected Financial Information”. With respect to MakeMusic’s historical performance, the Special Planning Committee considered the historical share price performance of the Shares, management’s prior projections and MakeMusic’s historical financial performance. The Special Planning Committee also discussed the expected benefits from continuing to execute MakeMusic’s business plan and strategy, as reflected in management’s projections, as well as the potential risks and uncertainties of achieving the potential benefits from achieving the goals reflected in such business plan relative to the certainty of the Offer Price to the unaffiliated Shareholders in the Offer and the Merger. Risks discussed included, but were not limited to, risks involved in expanding MakeMusic’s business, pricing competition and general economic conditions. Based on MakeMusic’s standalone business plan and risks associated with achieving such plan, the Special Planning Committee believed that the Offer Price appropriately reflects the long-term value creation potential of MakeMusic’s business plan.

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Public Company Costs. The Special Planning Committee reviewed the high costs of being a public company, which totaled approximately $820,000 in fiscal 2011, the most recent year for which MakeMusic performed an analysis of such costs, relative to the size of MakeMusic’s earnings and asset base; the effect of being a public company on the ability of MakeMusic to respond nimbly to opportunities; the substantial and increasing cost of being a public company, including accounting fees, legal fees, salaries and other expenses, as well as significant time and attention from Company management; the impact of such costs on the potential future trading price of MakeMusic common stock; the current lack of benefits of being a public company, including in terms of raising capital from external sources and in pursuing acquisitions with Shares; and the fact that MakeMusic’s primary competitors are not public companies and the competitive disadvantage of being a public company vis-a-vis MakeMusic’s competitors.

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Strategic Alternatives. The Special Planning Committee reviewed possible alternatives to the Offer and the Merger (including continuing with MakeMusic’s current business plan, pursuing possible acquisitions, or pursuing other potential purchasers) and the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative. The Special Planning Committee considered the fact that the Special Planning Committee conducted, with the assistance of the Company’s advisors, a third-party solicitation process and considered the results of such process, including discussions with other bidders and other interest expressed, or proposals to acquire MakeMusic, which were received during such process (including proposals identified in “Item 4(a)(2) – The Solicitation or Recommendation – Background of the Transaction”). The Special Planning Committee also considered LaunchEquity’s long-standing interest in acquiring MakeMusic, the lack of interest ultimately of other potential purchasers, and the increased purchase price offered by LaunchEquity as compared to LaunchEquity’s initial July 2012 proposal. As a result of its review and considering a number of factors described herein, the Special Planning Committee determined that the Offer and the Merger present a superior opportunity to any such known alternatives.

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Historical Trading Prices; Premium to Market Price. The Special Planning Committee considered the relationship of the Offer Price to historical market prices of the Shares on NASDAQ. In this regard, the Special Planning Committee observed that the Offer Price represented approximately a 31% premium over the closing price of the Shares on NASDAQ on March 12, 2013, the last trading day before MakeMusic issued a press release announcing that MakeMusic had entered into a definitive Merger Agreement to be acquired by LaunchEquity, and a 35% premium over the closing price of the Shares on NASDAQ on July 13, 2012, the last trading day before LaunchEquity notified MakeMusic of its initial interest in acquiring MakeMusic. The Special Planning Committee also believed that, as of March 12, 2013, the Offer Price represented the highest per share consideration reasonably obtainable from LaunchEquity.

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Liquidity Event. The Special Planning Committee considered the desire of the Shareholders for a liquidity event, the effect of MakeMusic’s Tax Asset Protection Plan on the trading volume and liquidity of MakeMusic common stock and high volatility of MakeMusic’s shares due to low trading volumes. The Special Planning Committee determined that the Offer and the Merger would provide a liquidity opportunity for Shareholders.

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Financing. The Special Planning Committee considered the likelihood that the Offer and the Merger would be completed based on, among other things, the absence of a financing condition or any condition requiring third-party consents and LaunchEquity’s representation of the financial strength of Parent and Parent Sponsor, which the Special Planning Committee believed contributes to the certainty of closing and the certainty that all tendering Shareholders will receive the all-cash consideration of the Offer Price without significant delay.

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Certainty of Value of Offer Price. The Special Planning Committee considered the form of consideration payable to Shareholders in the Offer and the Merger and the certainty of value, although taxable, of such cash consideration. The Special Planning Committee determined that the substantial immediate premium offered by LaunchEquity was preferable for MakeMusic Shareholders as compared to a speculative return in the uncertain event that MakeMusic’s share price would rise above $4.85 in the future.

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Timing of Completion. The Special Planning Committee considered the fact that the transaction is structured as a tender offer and back-end merger, which can often be completed more promptly than a one-step merger, meaning that all Shareholders can receive the Offer Price for their Shares more promptly.

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Opinion of the Company’s Financial Advisor. The Special Planning Committee considered the opinion of LMM, dated March 12, 2013, to the Special Planning Committee and the Board as to the fairness, from a financial point of view and as of such date, of the $4.85 per share cash consideration to be paid in the Offer and the Merger, taken together, to holders of MakeMusic common stock (other than excluded holders), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by LMM as more fully described below under the caption “Opinion of MakeMusic’s Financial Advisor.”

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Terms of the Merger Agreement. The Special Planning Committee reviewed, considered and discussed with MakeMusic’s management and advisors the terms and conditions of the Merger Agreement. The Special Planning Committee believed that the provisions of the Merger Agreement were in the best interests of MakeMusic and the unaffiliated Shareholders. In particular:

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No Financing Condition. The Special Planning Committee considered the representation and covenant of LaunchEquity that LaunchEquity will, at the acceptance time of the Offer and at the effective time of the Merger, have cash and cash equivalents and available sources of credit, sufficient to consummate the transactions contemplated by the Offer and the Merger and to perform their respective obligations under the Merger Agreement, and the fact that the Offer is not subject to a financing condition.

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Fiduciary Out. The Special Planning Committee considered the potential for unsolicited competing bidders following execution of the Merger Agreement. The Special Planning Committee considered the Board’s ability, under the “fiduciary out” provisions of the Merger Agreement, to consider an unsolicited superior proposal and, in certain circumstances, to terminate the Merger Agreement to accept such a proposal upon payment of a termination fee, which termination fee the Special Planning Committee determined was not unduly onerous.

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Short-Form Merger. The Special Planning Committee took into account that the Merger Agreement grants LaunchEquity the right, if LaunchEquity owns at least 90% of the outstanding Shares after acceptance of the Offer, and, if necessary, after giving effect to any Shares purchased pursuant to the Top-Up Option, to effect a “short-form” merger to acquire the remaining equity of MakeMusic pursuant to applicable provisions of Minnesota law, without additional approval of the Shareholders.

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Dissenter’s Rights. The Special Planning Committee took into account that if the Merger is consummated, whether through a “short-form” merger or “long-form” merger that requires a Shareholder vote, a Shareholder of MakeMusic who has not tendered his or her Shares in the

Offer will have certain rights under Minnesota law to dissent from the Merger and obtain payment in cash for the “fair value” of such Shareholder’s Shares, if certain procedures are properly followed by the Shareholder.

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Customary Terms. The Special Planning Committee believes that the Merger Agreement contains customary terms and that the conditions to LaunchEquity’s obligation to consummate the Offer and the Merger are not unduly onerous.

Potentially Negative Factors.

The Special Planning Committee also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the proposed transaction, including:

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Insufficient Tenders. The Special Planning Committee considered the risk that the Offer might not receive requisite tenders from MakeMusic’s Shareholders and therefore the transaction might not be consummated.

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Continuing Management. The Special Planning Committee considered the fact that members of management may enter into certain agreements, arrangements or understandings with LaunchEquity regarding employment with the Surviving Corporation or LaunchEquity. See — “Item 3 — Past Contacts, Transactions, Negotiations And Agreements.”

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Termination by LaunchEquity. The Special Planning Committee considered the risk that LaunchEquity may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if MakeMusic breaches or fails to perform its obligations under the Merger Agreement in all material respects, and such breach or failure is not cured.

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Termination Fee. The Special Planning Committee reviewed and discussed the termination fee that could become payable by MakeMusic pursuant to the Merger Agreement under certain circumstances, including as a result of MakeMusic’s acceptance of an unsolicited, superior proposal, pursuant to the Merger Agreement’s “fiduciary out” provision.

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Pre-Closing Covenants. The Special Planning Committee considered that, under the terms of the Merger Agreement, MakeMusic has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that MakeMusic will not take a number of actions related to the conduct of its business without the prior written consent of LaunchEquity. The Special Planning Committee further considered that these terms may limit the ability of MakeMusic to pursue or undertake business opportunities that could arise prior to the consummation of the Offer and the Merger.

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Operations During Pendency and Failure to Close. The Special Planning Committee considered the effect that the announcement and pendency of the transaction may divert management and employee attention from the day-to-day operations of MakeMusic and may impact existing employee, customer, vendor and supplier relationships, and the risk that the proposed transaction might not be completed and the resulting effect on:

•	MakeMusic’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	the ability to attract and retain key personnel; and

•	relationships with customers, suppliers, vendors and other business partners of MakeMusic.

•

Tax Treatment. The Special Planning Committee considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for U.S. federal income tax purposes.

Other Factors

In addition to the above, the Special Planning Committee also considered the following factors:

•

Conflicts of Interest. The Special Planning Committee considered the potential conflicts of interest of certain MakeMusic officers and directors. See — “Item 3 — Past Contacts, Transactions, Negotiations And Agreements”.

•	Going Concern Value. The Special Planning Committee did not establish a specific going concern value of MakeMusic in connection with its evaluation of the transaction.

•

Liquidation Value; Net Book Value; Other Factors Not Considered. The Special Planning Committee did not consider the liquidation value of MakeMusic, because the Special Planning Committee considered MakeMusic to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. Moreover, the Special Planning Committee did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful view of MakeMusic and its business since MakeMusic’s value is derived from cash flows generated by continuing operations. MakeMusic’s net book value as of December 31, 2012 was approximately $13.1 million.

Procedural Fairness

The Special Planning Committee considered the following material factors in concluding that the transaction is procedurally fair to the unaffiliated Shareholders:

•

Special Planning Committee Authority. The Special Planning Committee had the exclusive authority to negotiate the terms of the transaction on behalf of MakeMusic, had no obligation to recommend the approval of the transaction and had the power to reject the proposed transaction on behalf of MakeMusic. The Special Planning Committee met telephonically or in person 37 times and was assisted by MakeMusic’s management and legal and financial advisors. The Special Planning Committee held extensive discussions, with the assistance of the Company’s advisors, with representatives of LaunchEquity regarding the Offer Price and other terms of the Offer and the Merger.

•

Interests of the Special Planning Committee. The Special Planning Committee is comprised of three independent MakeMusic directors who are not employees of MakeMusic or any of its affiliates. Other than the receipt of fees payable to members of the MakeMusic Board, fees payable to members of the Special Planning Committee itself (consisting of $5,000 per month effective from July 2012) and reimbursement of expenses, none of which are contingent upon the consummation of the transaction or the Special Planning Committee’s recommendation of the transaction, and their indemnification and liability insurance rights under the Merger Agreement, members of the Special Planning Committee do not have interests in the transaction different from those of Shareholders generally (other than with respecting to the vesting of unvested Company Options as recipients of Company Options under MakeMusic’s equity incentive plan).

The Special Planning Committee based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to unaffiliated Shareholders outweigh negative considerations. The Special Planning Committee determined that the Offer and the Merger represent the best reasonably available alternative to enhance shareholder value with the least risk of non-completion.

This discussion of the information and factors considered by the Special Planning Committee includes the material positive and negative factors considered by the Special Planning Committee, but is not intended to be exhaustive and may not include all of the factors considered by the Special Planning Committee. The Special Planning Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the

Merger Agreement are fair and advisable to and in the interests of MakeMusic and the unaffiliated Shareholders. Rather, the Special Planning Committee conducted an overall review of the factors described above, including discussions with MakeMusic management and advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Special Planning Committee may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Special Planning Committee and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8(c) — Additional Information To Be Furnished — Other material information — Forward-Looking Statements”.

The MakeMusic Board

The MakeMusic Board met on March 12, 2013 to consider the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

On the basis of the Special Planning Committee’s recommendations and the other factors described below, the MakeMusic Board, among other things, (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger on the terms and subject to the conditions set forth therein, are advisable, substantively and procedurally fair to and in the best interests of MakeMusic and its unaffiliated Shareholders, (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that the Shareholders accept and tender their Shares in the Offer.

In determining that the Offer, the Merger and the Merger Agreement are advisable and substantively and procedurally fair to, and in the interests of, MakeMusic and its unaffiliated Shareholders, the MakeMusic Board considered:

•	the unanimous determination and recommendation of the Special Planning Committee; and

•

the factors considered by the Special Planning Committee as described above under “— Reasons for the Recommendation of the Special Planning Committee and MakeMusic’s Board — The Special Planning Committee” in this Item 4(b), including the positive factors and potential benefits of the Offer, the Merger and the Merger Agreement, the risks and potentially negative factors relating to the Offer, the Merger and the Merger Agreement and the factors relating to procedural safeguards, which MakeMusic’s Board expressly adopts for purposes of its recommendation.

The foregoing discussion of information and factors considered by the MakeMusic Board is not intended to be exhaustive and may not include all of the factors considered by the MakeMusic Board. The MakeMusic Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of MakeMusic and its Shareholders. Rather, the MakeMusic Board conducted an overall analysis of the factors described above and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the MakeMusic Board may have given different weight to different factors. It should be noted that this explanation of the reasoning of the MakeMusic Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in “Item 8(c)— Additional Information To Be Furnished — Other Material Information — Forward-Looking Statements”.

Neither the Board nor the Special Planning Committee retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(c)	Intent to Tender

Directors and Executive Officers

To MakeMusic’s knowledge, after making reasonable inquiry, MakeMusic has been advised that all of MakeMusic’s directors and executive officers intend to tender all of their Shares pursuant to the Offer. For a discussion regarding the decision of MakeMusic’s Board with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “The Solicitation or Recommendation – Reasons for the Recommendation of the Special Planning Committee and MakeMusic’s Board” in this Item 4.

(d)	Opinion of MakeMusic’s Financial Advisor

The Special Planning Committee selected LMM as MakeMusic’s financial advisor in connection with the Offer and the Merger. As part of LMM’s engagement, the Special Planning Committee requested that LMM evaluate the fairness, from a financial point of view, of the $4.85 per share cash consideration to be paid in the Offer and the Merger, taken together, to holders of MakeMusic common stock (other than excluded holders). On March 12, 2013, at a meeting of the Special Planning Committee and the Board held to evaluate the Offer and the Merger, LMM rendered to the Special Planning Committee and the Board an oral opinion, confirmed by delivery of a written opinion dated March 12, 2013, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the $4.85 per share cash consideration to be paid in the Offer and the Merger, taken together, to holders of MakeMusic common stock (other than excluded holders) was fair, from a financial point of view, to such holders.

The full text of LMM’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by LMM in connection with its opinion, was attached to the Initial Schedule 14D-9 as Annex B and is incorporated into this document by reference. LMM’s engagement and its opinion were for the use of the Special Planning Committee and the Board (each in its capacity as such) and such opinion was rendered to the Special Planning Committee and the Board in connection with their evaluation of the cash consideration payable in the Offer and the Merger, taken together, from a financial point of view and did not address any other aspects of the Offer or the Merger. LMM’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which MakeMusic might engage or the merits of the underlying decision by MakeMusic to engage in the Offer and the Merger. LMM’s opinion should not be construed as creating any fiduciary duty on LMM’s part to any party and was not intended to and does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares of MakeMusic common stock in the Offer or how such shareholder should act with respect to the Offer, the Merger or any related matter.

In connection with its opinion, LMM:

•	reviewed the financial terms and conditions of a draft, dated March 9, 2013, of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to MakeMusic;

•

reviewed various financial forecasts and other estimates and data provided to LMM by MakeMusic relating to MakeMusic’s business prepared by MakeMusic’s management under alternative business scenarios, and discussed with the Special Planning Committee, the Board and such management their assessments as to the relative likelihood of achieving the future financial results reflected in such alternative scenarios;

•	held discussions with members of MakeMusic’s senior management with respect to the business and prospects of MakeMusic;

•	reviewed public information with respect to certain other companies in lines of business LMM believed to be generally relevant in evaluating MakeMusic’s business;

•	reviewed the financial terms of certain business combinations involving companies in lines of business LMM believed to be generally relevant in evaluating MakeMusic’s business;

•	reviewed historical stock prices and trading volumes of MakeMusic common stock; and

•	conducted such other financial studies, analyses and investigations as LMM deemed appropriate.

LMM assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. LMM did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of MakeMusic or concerning the solvency or fair value of MakeMusic, and LMM was not furnished with any such valuation or appraisal. At the Special Planning Committee’s direction, for purposes of LMM’s analyses and opinion, LMM used and relied primarily upon the financial forecasts and other estimates and data prepared by MakeMusic’s management under the scenario that the Special Planning Committee, the Board and such management considered the most likely case as to the future financial performance of MakeMusic. With respect to such financial forecasts and other estimates and data, LMM assumed, with the Special Planning Committee’s and the Board’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of MakeMusic. LMM relied, with the Special Planning Committee’s and the Board’s consent, on the assessments of MakeMusic’s management, the Special Planning Committee and the Board as to MakeMusic’s existing and future products, intellectual property and technology (including, without limitation, the validity of, and risks associated with, such products, intellectual property and technology) and LMM assumed, with the Special Planning Committee’s and the Board’s consent, that there would be no developments with respect to any such matters that would affect LMM’s analyses or opinion. LMM assumed no responsibility for and expressed no view as to any such assessments, forecasts, estimates or data or the assumptions on which they were based. LMM’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to LMM as of, the date of its opinion. LMM assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. LMM did not express any opinion as to the price at which shares of MakeMusic common stock would trade at any time subsequent to the announcement of the Offer and the Merger.

In rendering its opinion, LMM assumed, with the Special Planning Committee’s and the Board’s consent, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of MakeMusic advised LMM, and LMM assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by LMM in all material respects. LMM also assumed, with the Special Planning Committee’s and the Board’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on MakeMusic, the Offer or the Merger. LMM did not express any opinion as to any tax or other consequences that might result from the Offer or the Merger, nor did LMM’s opinion address any legal, tax, regulatory or accounting matters, as to which LMM understood that MakeMusic obtained such advice as it deemed necessary from qualified professionals. LMM expressed no view or opinion as to any terms or other aspects (other than the $4.85 per share cash consideration to the extent expressly specified in its opinion) of the Offer or the Merger, including, without limitation, the form or structure of the Offer and the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Offer or the Merger. In addition, LMM expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer or the Merger, or class of such persons, relative to the cash consideration or otherwise. The issuance of LMM’s opinion was approved by LMM’s opinion committee. Except as described in this summary, no other instructions or limitations were imposed on LMM with respect to the investigations made or the procedures followed by it in rendering its opinion.

In preparing its opinion to the Special Planning Committee and the Board, LMM performed a variety of financial and comparative analyses. The following is a brief summary of the material financial and comparative analyses that LMM deemed appropriate for this type of transaction and that LMM reviewed with the Special Planning Committee and (at the Special Planning Committee’s request) the Board in connection with rendering

LMM’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial or summary description. In arriving at its opinion, LMM considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis considered by it. Rather, LMM made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, LMM believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its financial analyses, LMM considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MakeMusic. No company or transaction used in LMM’s financial analyses is identical to MakeMusic or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies and transactions analyzed. The estimates contained in LMM’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, LMM’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand LMM’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of LMM’s financial analyses.

Selected Public Companies Analysis. LMM reviewed publicly available financial information of the following six selected U.S. publicly traded companies in the software or internet software and services industries that generally do not have a high proportion of revenue from hardware components with enterprise values of less than $40 million, gross margins of approximately 60% or more and low daily trading volumes:

•	Crexendo, Inc.

•	Daegis Inc.

•	GlobalSCAPE, Inc.

•	Motricity, Inc.

•	Selectica, Inc.

•	Sonic Foundry, Inc.

LMM reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on March 11, 2013 plus debt less cash and cash equivalents, as a multiple of latest 12 months revenue. The overall observed low, median, mean and high latest 12 months revenue multiples for the selected companies were 0.18x, 0.91x, 0.93x and 1.52x, respectively, and the 25th and 75th percentiles of such observed multiples were 0.81x and 1.21x, respectively. LMM then applied a selected range of latest 12 months revenue multiples of 0.81x to 1.21x derived from the selected companies to MakeMusic’s latest 12 months revenue as of February 28, 2013. Financial data of the selected companies were based on public filings and other publicly available information. Financial data of MakeMusic were based on MakeMusic’s public filings and internal estimates of MakeMusic’s management. This analysis indicated the following approximate implied per share equity value reference range for MakeMusic, as compared to the per share consideration:

Implied Per Share Equity Value Reference Range	Per Share Consideration
$3.79 - $5.22	$4.85

Selected Precedent Transactions Analysis. LMM reviewed, to the extent publicly available, financial information relating to the following seven selected change-of-control transactions with transaction values of between $5 million and $40 million involving U.S. companies in the software or internet software and services industries that generally did not have a high proportion of revenue from hardware components:

Date Closed	Acquiror	Target
Dec-12	• Actian Corporation	• Versant Corporation
Mar-12	• Saba Software, Inc.	• HumanConcepts, LLC
Mar-12	• Inuvo, Inc.	• Vertro, Inc.
Jan-12	• AT&T Corporation	• Superclick, Inc.
Sep-11	• Attunity Ltd.	• RepliWeb Inc.
Dec-10	• PAETEC Software Corporation	• Formula Telecom Solutions, Inc.
Mar-10	• TrustWave Holdings, Inc.	• Intellitactics, Inc.

LMM reviewed enterprise values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt less cash and cash equivalents, as a multiple of such target companies’ latest 12 months revenue. The overall observed low, median, mean and high latest 12 months revenue multiples for the selected transactions were 0.48x, 1.09x, 1.21x and 2.08x, respectively, and the 25th and 75th percentiles of such observed multiples were 0.76x and 1.65x, respectively. LMM then applied a selected range of latest 12 months revenue multiples of 0.76x to 1.65x derived from the selected transactions to MakeMusic’s latest 12 months revenue as of February 28, 2013. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of MakeMusic were based on MakeMusic’s public filings and internal estimates of MakeMusic’s management. This analysis indicated the following approximate implied per share equity value reference range for MakeMusic, as compared to the per share consideration:

Implied Per Share Equity Value Reference Range	Per Share Consideration
$3.61 - $6.79	$4.85

Discounted Cash Flow Analysis. LMM performed a discounted cash flow analysis to calculate the estimated present values of (a) standalone unlevered, after-tax free cash flows that MakeMusic was projected to generate during fiscal years ending December 31, 2013 through December 31, 2017 and (b) net operating losses and research and development credits expected by MakeMusic’s management to be realized by MakeMusic, in each case based on internal estimates of MakeMusic’s management that such management, the Special Planning Committee and the Board considered the most likely case as to the future financial performance of MakeMusic. LMM calculated terminal values for MakeMusic by applying to MakeMusic’s calendar year 2017 estimated revenue a selected range of terminal value revenue multiples of 0.70x to 1.17x. LMM then discounted to present value (as of March 11, 2013) cash flows using discount rates ranging from 19.0% to 23.0% and net operating losses and research and development credits using a discount rate of 20.7%. This analysis indicated the following approximate implied per share equity value reference range for MakeMusic, as compared to the per share consideration:

Implied Per Share Equity Value Reference Range	Per Share Consideration
$3.91 - $5.48	$4.85

Other. LMM also noted certain additional factors that were not considered part of LMM’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•

an illustrative discounted cash flow analysis calculated as described above under “Discounted Cash Flow Analysis” utilizing internal estimates of MakeMusic’s management under an alternative case for MakeMusic, characterized by such management as a goal case for MakeMusic’s compensation and incentive plans for calendar year 2013 and not relied on by LMM for purposes of its opinion based on the assessments of MakeMusic’s management, the Special Planning Committee and the Board, which indicated an implied equity value reference range for MakeMusic of approximately $5.17 to $7.04 per share;

•

reflective as a market indicator rather than intrinsic value, premiums paid in selected all-cash transactions announced between March 11, 2010 and March 11, 2013 with transaction values of $5 million to $40 million, including implied 25th and 75th percentile premiums of approximately 32.3% to 98.4% based on the target company’s closing stock price one trading day prior to announcement of the relevant transaction; after applying such range of implied premiums to the closing price of MakeMusic common stock as of March 11, 2013 (the last trading day prior to the Special Planning Committee and Board meetings held to evaluate the Offer and the Merger) and July 13, 2012 (the last trading day prior to public announcement of MakeMusic’s receipt of LaunchEquity’s initial proposal), this indicated implied equity value reference ranges for MakeMusic of approximately $4.90 to $7.34 per share and $4.75 to $7.12 per share, respectively; and

•

reflective as a market indicator rather than intrinsic value, the historical trading performance of MakeMusic common stock during the 52-week period ended March 11, 2013, which indicated overall low and high closing prices for MakeMusic common stock during such period of $3.50 to $4.88 per share.

Miscellaneous

In the ordinary course of their respective businesses, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of one of LMM’s affiliates) and certain of its and LMM’s respective affiliates may actively trade securities of MakeMusic and affiliates of LaunchEquity for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and also may trade and hold securities on behalf of MakeMusic, LaunchEquity and certain of their respective affiliates.

LMM was selected to act as MakeMusic’s financial advisor in connection with the Offer and the Merger based on LMM’s qualifications, experience and reputation. LMM is part of the Lazard Group, an internationally recognized investment banking firm providing a broad range of financial advisory services and, as part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for other purposes. The consideration payable in the Offer and the Merger was determined through negotiations between the Special Planning Committee and LaunchEquity and was approved by the Special Planning Committee and the Board. LMM was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. The decision to enter into the Merger Agreement was solely that of the Special Planning Committee and the Board and LMM’s opinion and financial analyses were only one of many factors taken into consideration by the Special Planning Committee and the Board in their evaluation of the Offer and the Merger. Consequently, the financial analyses described above should not be viewed as determinative of the views of the Special Planning Committee, the Board or management with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger or as to whether the Special Planning Committee or the Board would have been willing to determine that a different consideration was fair.

The preliminary financial analyses provided by LMM to the Special Planning Committee on February 1, 2013 did not constitute an opinion of, or recommendation by, LMM with respect to a possible transaction or otherwise. The types of financial analyses performed and factors considered by LMM in connection with its preliminary presentation were generally similar to those contained in its final financial presentation to the Special Planning Committee and the Board on March 12, 2013 summarized above. However, LMM continued to refine various aspects of its financial analyses and certain data used in, and the results of, its preliminary financial analyses differed in certain respects from those in LMM’s final financial presentation on March 12, 2013 given, among other factors, the different reference dates used in the presentations for public information, changes in the assessments of the Special Planning Committee, the Board and management as to the management-prepared projections relating to MakeMusic and changes in market, economic and other conditions. LMM’s preliminary presentation was therefore superseded by its final financial presentation to the Special Planning Committee and the Board on March 12, 2013.

For a description of the terms of LMM’s engagement as MakeMusic’s financial advisor, see the discussion under Item 5 below.

Item 5.	Persons/Assets Retained, Employed, Compensated Or Used.

In connection with LMM’s services as MakeMusic’s financial advisor with respect to the Offer and the Merger, MakeMusic has agreed to pay LMM an aggregate fee of approximately $900,000, portions of which were payable during the course of LMM’s engagement and the rendering of LMM’s opinion and $650,000 of which is contingent upon consummation of the Offer. LMM also acted as MakeMusic’s financial advisor in connection with MakeMusic’s 2009 strategic review process, for which services MakeMusic paid LMM an advisory fee of $200,000 in the aggregate. MakeMusic also has agreed to reimburse LMM for its expenses, including attorneys’ fees, and to indemnify LMM and certain related parties against certain liabilities that may arise out of its engagement, including certain liabilities under U.S. federal securities laws.

Neither MakeMusic nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to MakeMusic’s Shareholders with respect to the Offer.

Item 6.	Interest In Securities Of The Subject Company.

No transactions in Shares have been effected during the 60 days prior to the date of the Initial Schedule 14D-9 or the date of this Amendment No. 2 by MakeMusic or, to the knowledge of MakeMusic, any current executive officer, director, affiliate or subsidiary of MakeMusic.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

Except as set forth in Items 3 and 4 of this Statement, MakeMusic is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving MakeMusic or any subsidiary of MakeMusic; (iii) a purchase, sale or transfer of a material amount of assets of MakeMusic or any subsidiary of MakeMusic; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of MakeMusic.

Except as set forth in Items 3 and 4 of this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information To Be Furnished.

(b)	Golden parachute information

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the Merger occurred on March 21, 2013, the latest practicable date prior to filing the Initial Schedule 14D-9.

Name	Cash ($)	Equity($)(4)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)	Total ($)
Karen T. van Lith(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Karen VanDerBosch(2)	237,600	10,626	N/A	N/A	N/A	N/A	248,226
Paul Carlson(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Ms. van Lith entered into a separation agreement and release with MakeMusic on June 22, 2012. The separation agreement provided that the unearned portion of Ms. van Lith’s Restricted Shares were forfeited in accordance with their terms, the vesting of certain unvested Company Options were accelerated and the remaining unvested Company Options were forfeited. Therefore, Ms. van Lith will receive no acceleration of Company Options or vesting of Restricted Shares in connection with the transactions.
(2)	MakeMusic is party to an employment agreement with Ms. VanDerBosch, which provides that if Ms. VanDerBosch is terminated without cause, or if she resigns for good reason upon or within 12 months of a change in control, she would be entitled to receive monthly cash payments equal to her then-current base salary for one year and a pro-rated portion of any incentive compensation earned through the date of termination. See — “Item 3(d)(1) — Past Contacts, Transactions, Negotiations And Agreements — Arrangements with Directors and Executive Officers of MakeMusic — Description of Employment Agreements with Executive Officers” for additional information relating to such employment agreement and the severance provisions thereunder and for additional information relating to potential new employment arrangements between LaunchEquity, the Surviving Corporation and Ms. VanDerBosch.
(3)	MakeMusic is not party to an employment agreement with Mr. Carlson and thus the only applicable transaction-related payments would be in connection with the accelerated vesting of Company Options or Restricted Shares. Mr. Carlson does not hold Restricted Shares and the exercise price for all of Mr. Carlson’s unvested Company Options exceeds the Offer Price.
(4)	Consists of accelerated vesting of Company Options at the effective time of the Merger and vesting of Restricted Shares immediately prior to the acceptance time of the Merger, which will occur automatically without regard to whether the executive officer’s employment is terminated. The following table quantifies separately the value of the unvested Company Options and Restricted Shares based on the offer price of $4.85 per Share:

Name	Aggregate Spread Value of Unvested Company Options		Aggregate Value of Unvested Restricted Shares
Karen VanDerBosch		$2,662		$7,964
Paul Carlson	$	N/A	$	N/A

Narrative to Golden Parachute Compensation Table

As described in footnote 2 above, the employment agreement with Ms. VanDerBosch provides that if Ms. VanDerBosch is terminated without Cause (as defined in the employment agreement), or if she resigns for good reason (as defined in the employment agreement) upon or within 12 months of a change in control (as defined in the employment agreement, and including the consummation of any merger to which MakeMusic is a party if the individuals and entities who were Shareholders of MakeMusic immediately prior to the effective date of such transaction have, immediately following the effective date of such transaction, beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of less than fifty percent (50%) of the total combined voting power of all classes of securities issued by the surviving corporation for the election of directors of the surviving corporation), she would be entitled to receive monthly cash payments equal to her then-current base salary for one year and a pro-rated portion of any incentive compensation earned through the date of termination. Such change-in-control followed by termination arrangement is commonly known as a “double-trigger.” The payments reflected in the table above assume Ms. VanDerBosch was terminated without cause at the time of the Merger in a way that entitled her to change of control payments described above under a double-trigger scenario. In accordance with the Merger Agreement, upon the Merger, each Company Option will be cashed out on a fully vested basis (including, without limitation, those held by the named executive officers) at the effective time of the Merger. In addition, in accordance with the Merger Agreement, each holder of Restricted Shares granted under MakeMusic’s equity incentive plan (including, without limitation, those held by the named executive officers) will have the right to tender such Restricted Shares in the Offer and, effective upon Purchaser’s purchase of Shares pursuant to the Offer, all unvested Restricted Shares, other than Shares withheld for tax purposes, will vest and thereafter be canceled and converted into the right to receive the Offer Price.

(c)	Other material information

Dissenter’s Rights

No rights to seek to obtain the “fair value” of their Shares are available to MakeMusic’s Shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of MakeMusic who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash, plus interest, less any required withholding taxes, to dissenting Shareholders of MakeMusic for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, MakeMusic may argue in such a judicial proceeding that, for purposes of that proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Shareholders should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the transactions contemplated by the Offer and the Merger, are not opinions as to, and do not in any manner address, fair value under the MBCA. Under Subdivision 4 of Section 302A.471 of the MBCA, a Company shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless the adoption or consummation was fraudulent with respect to that shareholder or MakeMusic.

Any Shares that are issued and outstanding immediately prior to the effective time of the Merger and that are held by a holder who has not voted these Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to these Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the effective time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason the right to exercise these dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only those rights granted by Sections 302A.471 and 302A.473 of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to that shareholder’s Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) these dissenters’ rights, then as of the effective time of the Merger or the occurrence of such event, whichever later occurs, the holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding taxes, upon surrender of the share certificate or share certificates formerly representing the dissenting Shares.

The preservation and exercise of dissenters’ rights requires strict adherence to the applicable provisions of the MBCA. Failure to fully and precisely follow the steps required by Sections 302A.471 and 302A.473 of the MBCA for the perfection of dissenters’ rights will result in the loss of those rights. The foregoing summary of the rights of dissenting Shareholders under the MBCA is not a complete statement of the procedures to be followed by Shareholders desiring to exercise any dissenters’ rights available under the MBCA and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA, which was attached as Annex C to the Initial Schedule 14D-9.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to Shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed before these Shareholders have to take any action relating to dissenters’ rights.

Takeover Statutes

Minnesota Control Share Acquisition Act

MakeMusic is currently subject to the Control Share Acquisition Act under MBCA Section 302A.671, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. These provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. MakeMusic’s articles of incorporation and bylaws do not exclude MakeMusic from the restrictions imposed by the Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, the Special Planning Committee, as a committee composed solely of disinterested members of MakeMusic’s Board, approved the Offer and the Merger for purposes of the Control Share Acquisition Act. Therefore, as an acquisition of Shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Control Share Acquisition Act under MBCA Section 302A.671.

Minnesota Business Combination Act

MakeMusic is currently subject to the Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like MakeMusic, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, the Special Planning Committee, as a committee composed solely of disinterested members of MakeMusic’s Board, approved the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger for the purposes of the Combination Act. Therefore, the restrictions of the Combination Act do not apply to the Offer or the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

Top-Up Option

In the Merger Agreement, MakeMusic has granted to Purchaser an option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, a number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the fully diluted Shares (after giving effect to the issuance of all Shares subject to the Top-Up Option); provided that the Top-Up Option will not be exercisable (i) for a number of Shares in excess of MakeMusic’s authorized but unissued and unreserved Shares on a fully diluted basis, or (ii) if the issuance of the Shares subject to the Top-Up Option would require approval of MakeMusic’s Shareholders under NASDAQ Marketplace Rule 5635 and a waiver of or exemption from such requirement is not obtained from NASDAQ. Purchaser may exercise the Top-Up Option once, on or prior to the tenth business day following the later of (i) Purchaser’s acceptance for payment of Shares pursuant to the Offer and (ii) the expiration of any “subsequent offering periods;” provided, that the number of Shares beneficially owned by Parent and Purchaser immediately prior to the time of exercise of the Top-Up Option constitutes at least 82% of the number of Shares then outstanding.

Vote Required to Approve the Merger

MakeMusic’s Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the transfer to Purchaser of MakeMusic Shares owned by Parent and including, if necessary, the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by MakeMusic’s Shareholders as a short-form merger. If Purchaser acquires less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger.

Rule 13e-3

Because Parent may be considered an affiliate of MakeMusic, the Offer and other transactions contemplated by the Merger Agreement may be considered as constituting a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning MakeMusic and certain information relating to the fairness of the Offer, the Merger and the consideration offered to MakeMusic’s Shareholders in the Offer and the Merger be filed with the SEC and disclosed to the

Shareholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the Schedule TO and the Rule 13e-3 Transaction Statement filed by each of MakeMusic, Parent and Purchaser (including the exhibits thereto).

Regulatory Approvals

MakeMusic is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required as a result of Parent or Purchaser’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, and the results cannot be predicted.

Tax Asset Protection Plan

On February 21, 2012, the Board adopted a Tax Asset Protection Plan (the “Plan”) with Wells Fargo Bank, N.A. (the “Rights Agent”) and declared a dividend distribution consisting of one preferred stock purchase right (a “Right”) for each outstanding share of MakeMusic’s Common Stock. The dividend is payable to MakeMusic’s Shareholders of record as of the close of business on March 2, 2012 (the “Record Date”), as well as to holders of Common Stock issued after that date.

The purpose of the Plan is to protect the long term value of MakeMusic’s accumulated net operating losses and other tax assets (collectively, “NOLs”) for federal and state income tax purposes. MakeMusic’s ability to use the NOLs in the future may be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. In general, an ownership change will occur when the percentage of MakeMusic’s ownership (by value) of one or more “5 percent shareholders” (as defined in the Internal Revenue Code of 1986, as amended) has increased by more than 50 percent over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis).

Under the Plan, the exercise of the Rights is triggered when a person or group acquires shares, or announces a tender offer to acquire shares, resulting in ownership of 4.95% or more of Common Stock. The Plan operates by voiding the Rights of the acquiring person and making all other Rights either exercisable for shares of Common Stock at half price or, at the discretion of the Board, exchangeable for Company preferred stock, Common Stock or other securities at no cost. Under the Plan, Shareholders having an ownership interest above 4.95% as of the effective date of the Plan could maintain but cannot increase their holdings.

On March 12, 2013, in connection with and prior to the execution of the Merger Agreement, MakeMusic’s Board approved an Amendment (the “Amendment”) to the Plan, and the Amendment was executed by MakeMusic and the Rights Agent. The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Top-Up Option, and the transactions contemplated by the Merger Agreement. In addition, the Amendment provides that neither Purchaser, Parent, Parent Sponsor, nor any of their affiliates or associates will become an “Acquiring Person” or a “Beneficial Owner” (as such terms are defined in the Rights Agreement), as a result of the execution of the Merger Agreement or the transactions contemplated by the Merger Agreement. The Amendment also provides that the Rights Agreement will terminate immediately prior to the effective time of the Merger.

Preliminary Projected Financial Information

On November 5, 2012, MakeMusic made available certain preliminary projected financial information through an online dataroom, access to which was provided to those parties that entered into confidentiality agreements with MakeMusic as part of the Special Planning Committee’s third-party solicitation process. Portions of such preliminary projected financial information were also provided to the same parties as part of the confidential executive summary provided to such parties between August 27, 2012 and November 1, 2012, including LaunchEquity.

The preliminary projected financial information contained projections for the remainder of fiscal 2012 and for fiscal 2013, 2014 and 2015. Such financial projections were very preliminary and summary in nature, were prepared by a limited subset of management, were prepared to show a potential high growth scenario rather than the most likely growth, and were prepared without the benefit of informational support from MakeMusic’s January 2013 annual budgeting process or the benefit of actual fiscal 2012 results, which actual results were lower than those projected for fiscal 2012 in the preliminary projected financial information. The preliminary projected financial information was replaced by management’s financial projections in February 2013, which updated financial projections were provided to LaunchEquity on February 4, 2013. Such financial projections utilized the three alternative business cases outlined below under “Item 8(c) – Additional Information To Be Furnished – Other Material Information – Projected Financial Information,” including the Management (Most Likely) Case (as defined below), and contained management’s financial projections under each business case through fiscal 2017.

Preliminary Financial Projections

	FY 2012	FY 2013	FY 2014	FY 2015
Net Revenue	$18.6	$24.5	$31.0	$42.0
Cost of Sales	$2.9	$3.9	$5.9	$8.1
Gross Profit	$15.7	$20.6	$25.2	$33.9
Operating Expenses	$22.3	$21.6	$24.0	$26.2
Income (Loss) from Operations	($4.8)	$0.2	$2.6	$9.2
Interest Income(Expense)	$0.07	$0.06	$0.08	$0.1
Other Gains	$0.02	—	—	—
Income(Loss) Before Income Taxes	($4.7)	$0.2	$2.7	$9.3

Projected Financial Information

MakeMusic’s senior management does not, as a matter of course, make public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, before entering into the Merger Agreement, representatives of Parent and Parent Sponsor conducted a due diligence review of MakeMusic and, in connection with this review, Parent and Parent Sponsor received certain non-public information concerning MakeMusic, including certain forward-looking information concerning MakeMusic’s anticipated or potential operating performance. In February 2013, MakeMusic’s management provided Parent and Parent Sponsor with a financial forecast through fiscal year 2017 (the “Projections”), which is summarized below and consisted of three cases – a low case, which management deemed the most likely case with projected growth rates in line with or slightly above historical growth rates and revenue projections consistent with historical results for MakeMusic’s product lines (the “Management (Most Likely) Case”), a goal case, which management deemed goal-oriented and viewed as a base for setting bonus award goals or targets to award greater than historical performance by management, and was used for setting 2013 bonus goals (the “Goal Case”), and a high case, which management deemed extremely aspirational and unlikely to be achieved, particularly given historical growth rates (the “Aspirational Case”). The Projections were also furnished to the Special Planning Committee, the Board and MakeMusic’s financial advisor. The Special Planning Committee informed MakeMusic’s financial advisor that the Goal Case, which reflected the potential market growth that MakeMusic hoped to realize from its technology investments, would be used as a basis for MakeMusic’s compensation and incentive plans for 2013, but that MakeMusic’s ability to increase certain product line subscriptions at higher rates than historical levels and gain additional market share on certain product lines as a result of MakeMusic’s technology investments was yet to be validated and would not be known until its 2013 product releases scheduled for the last half of 2013. As noted above, the Aspirational Case was viewed by management, the Special Planning Committee and the Board as unlikely to be achieved. Based on the assessments of management, the Special Planning Committee and the Board regarding the three Projections cases, the Special Planning Committee directed LMM to rely primarily on the Management (Most Likely) Case, which had been confirmed by MakeMusic management and approved and authorized by the Special Planning Committee and Board as reflecting the best estimates of MakeMusic’s future financial performance. MakeMusic has advised Parent, Parent Sponsor and their affiliates of certain assumptions, risks and limitations relating to these projections, as described below, and that MakeMusic has not as a matter of course made public any projections as to future performance or earnings.

Management (Most Likely) Case

	(dollars in millions)
	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Net Revenue	$22.3	$24.8	$26.7	$28.7	$30.6
Cost of Sales	$3.6	$4.2	$4.8	$5.5	$6.0
Gross Profit	$18.7	$20.6	$21.9	$23.2	$24.6
Operating Expenses	$18.9	$19.6	$20.4	$21.2	$22.3
Income (Loss) from Operations	($0.2)	$1.0	$1.4	$2.0	$2.3
Interest Income(Expense)	$0.04	$0.07	$0.08	$0.09	$0.1
Other Gains	$0.001	$0.001	$0.001	$0.001	$0.001
Income(Loss) Before Income Taxes	($0.2)	$1.1	$1.5	$2.1	$2.4

Goal Case

	(dollars in millions)
	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Net Revenue	$22.8	$26.5	$29.6	$33.3	$37.4
Cost of Sales	$3.6	$4.4	$5.2	$6.2	$7.1
Gross Profit	$19.2	$22.1	$24.4	$27.1	$30.3
Operating Expenses	$18.9	$20.5	$21.6	$23.7	$25.6
Income (Loss) from Operations	$0.3	$1.6	$2.7	$3.4	$4.7
Interest Income(Expense)	$0.04	$0.08	$0.09	$0.1	$0.2
Other Gains	$0.001	$0.001	$0.001	$0.001	$0.001
Income(Loss) Before Income Taxes	$0.3	$1.7	$2.8	$3.6	$4.8

Aspirational Case

	(dollars in millions)
	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Net Revenue	$23.2	$27.7	$32.1	$36.9	$42.7
Cost of Sales	$3.6	$4.6	$5.8	$6.8	$7.9
Gross Profit	$19.6	$23.1	$26.3	$30.1	$34.8
Operating Expenses	$19.0	$20.9	$22.9	$24.9	$27.3
Income (Loss) from Operations	$0.6	$2.2	$3.4	$5.2	$7.5
Interest Income(Expense)	$0.04	$0.08	$0.1	$0.1	$0.2
Other Gains	$0.001	$0.001	$0.001	$0.001	$0.001
Income(Loss) Before Income Taxes	$0.6	$2.3	$3.5	$5.4	$7.7

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The Projections do not comply with generally accepted accounting principles. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Projections were prepared by MakeMusic’s management without the assistance of any member of the Parent, Parent Sponsor or Purchaser or any of their affiliates. The summary of the Projections is not being included in this Schedule 14D-9 to influence any Shareholder’s decision whether to tender Shares in the Offer, but because this information was made available by MakeMusic to the Parent and Parent Sponsor.

These Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of MakeMusic. With respect to the assumptions, management noted the following:

•	For all three cases:

•

Margins would remain generally comparable, and there would be a reduction in MakeMusic’s Notation revenue that would otherwise be received due to the introduction of MakeMusic’s Garritan software. There would also be a reduction in MakeMusic’s SmartMusic revenue that would otherwise be received due to pay-per-title payments to publishers at a rate of 60% and because of credit card fees.

•	The majority of operating expenses were assumed to increase by 3% annually.

•	There would be no reduction in the leadership team or mid-level management through fiscal 2017.

•	There would be a sales and marketing expenses reduction in fiscal 2013 due to branding work completed in fiscal 2012.

•	There would be capitalized project expenditures for fiscal 2013 through fiscal 2017, including SmartMusic Repertoire and Garritan Sound Libraries development.

•	The tax provision has not yet been completed for fiscal 2012 and would result in a tax benefit reducing the net loss. Taxes were not estimated for fiscal 2013 through fiscal 2017.

•	For the Management (Most Likely) Case:

•	Headcount would be generally comparable with current headcount additions, with nine additional total employees added between fiscal 2014 and fiscal 2017.

•	Moderate increases in sales and marketing expenses through fiscal 2017.

•	Development spending includes moderate increases through fiscal 2017.

•	Given net operating loss carryforwards, the lack of tax estimates for fiscal 2013 through fiscal 2017 would not materially impact cash projections.

•	For the Goal Case:

•	Systems increases would be necessary to support expanded customer base and headcount increases would average an additional eight employees per year for fiscal 2014 through fiscal 2017.

•	Moderate increases in sales and marketing expenses through fiscal 2017, with higher commissions related to increased sales.

•	Development spending includes moderate increases through fiscal 2017.

•	Given net operating loss carryforwards, the lack of tax estimates for fiscal 2013 through fiscal 2017 would not materially impact cash projections.

•	For the Aspirational Case:

•

Headcount increases would be necessary in all areas to support significantly expanded company and customer base, and the increases would average an additional 11 employees per year for fiscal 2014 through fiscal 2017.

•	Increases in sales and marketing expenses through fiscal 2017, with higher commissions related to increased sales and increased sales and marketing staff to support expanded sales.

•	Development spending includes greater increases through fiscal 2017 and includes business systems support of expanded company and customer base.

•	Given net operating loss carryforwards, the lack of tax estimates may impact fiscal 2016 and fiscal 2017 cash projections.

Important factors that may affect actual results and results of MakeMusic’s operations, or could lead to the Projections not being achieved include, but are not limited to the ability of MakeMusic’s management team to successfully implement growth initiatives for SmartMusic; market acceptance of MakeMusic’s products; the impact of changing technology on MakeMusic’s product upgrades; delays in finalizing and implementing product modernization initiatives; the occurrence of unforeseen litigation; and other factors that are more fully described in MakeMusic’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 13, 2013. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, financial market conditions and conditions in the industries in which MakeMusic operates, all of which are difficult to predict and many of which are beyond the control of MakeMusic and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that MakeMusic or any of its affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Projections to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither MakeMusic nor any of its affiliates, advisors, officers, directors, partners, members or representatives can provide any assurance that actual results will not differ from the Projections, and, except to the extent required by law, MakeMusic undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither MakeMusic nor any of its affiliates intends to make publicly available an update or other revisions to the Projections. Neither MakeMusic nor any of its affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Shareholder or other person regarding the ultimate performance of MakeMusic compared to the information contained in the Projections or that the Projections will be achieved. MakeMusic has made no representation to Parent, Parent Sponsor or any of their respective affiliates concerning the Projections.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 are not applicable to any forward looking statements made in connection with the Offer.

Shareholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9.

SEC Reports

For additional information regarding the business and financial results of MakeMusic, please see MakeMusic’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 13, 2013, which is incorporated herein by reference.

Litigation

On March 29, 2013, a putative shareholder class action complaint against MakeMusic and certain other parties was filed in the Fourth Judicial District Court of Minnesota (the “District Court”). The complaint, captioned Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al., names as defendants the members of MakeMusic’s Board of Directors, as well as MakeMusic, Parent, Parent Sponsor and Purchaser. The plaintiff alleges that MakeMusic’s directors breached their fiduciary duties to MakeMusic’s shareholders. The plaintiff further claims that MakeMusic, Parent, Parent Sponsor and Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiff further alleges that MakeMusic’s directors violated certain sections of the Minnesota Business Corporation Act regarding director fiduciary duties, conflicts of interest and disinterested director consideration of business combinations. The complaint alleges, among other things, that in approving the proposed transaction between MakeMusic and Parent and Purchaser, MakeMusic Board members accepted an inadequate price and acted to put their personal interests ahead of the interests of MakeMusic shareholders. The complaint seeks injunctive relief, including enjoining the transaction, imposition of a constructive trust, attorneys’ fees, experts’ fees, other costs and disbursements and other relief. MakeMusic believes the plaintiff’s allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

On April 5, 2013, the District Court issued an order (the “Order”) that, among other things, plaintiff’s motion for expedited proceedings in the matter was denied, plaintiff’s claims were derivative rather than direct, and the matter was stayed pending the investigation and recommendation of a special litigation committee appointed by MakeMusic’s Board of Directors. The foregoing description is qualified in its entirety by reference to the Order, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Right to Designate Directors

The Merger Agreement provides that, effective upon the purchase of Shares pursuant to the Offer, Purchaser will be entitled to designate a number of directors (the “Designees”), rounded up to the next whole number, on the Company’s Board of Directors equal to the product of (i) the total number of directors on the Company’s Board of Directors (after giving effect to the directors elected or designated by Purchaser) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding. Upon the request of Purchaser, the Company will also cause the persons designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors for each committee of the Company Board of Directors, to the extent permitted by applicable Company governing documents, applicable law and NASDAQ listing rules. The Merger Agreement also provides that the Company shall, upon Purchaser’s request, take all actions as are reasonably necessary or desirable to enable the Designees to be so elected or appointed to the Board, including promptly filling vacancies or newly created directorships on the Company Board of Directors, promptly increasing the size of the Company Board of Directors (including by action of the Company Board of Directors or by the amendment of the Company Bylaws, if necessary, so as to increase the size of the Company Board of Directors) and/or promptly seeking the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected to the Company Board of Directors, and shall use its reasonable efforts to cause Purchaser’s designees to be so elected at such time. The Merger Agreement provides further that the Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations in connection with any such election or appointment of the Designees and will include in the Schedule 14D-9 such information as is required under Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations.

As of the date of this Schedule 14D-9, Purchaser has not given MakeMusic notice of the names of any such potential Designees, or indicated that Purchaser will exercise such designation rights.

Forward-Looking Statements

Certain statements by MakeMusic in this Statement and in other reports and statements released by MakeMusic are and will be forward-looking in nature and express MakeMusic’s current opinions about trends and factors that may impact future operating results. Statements that use words such as “may,” “will,” “should,” “believes,” “predicts,” “estimates,” “projects,” “anticipates” or “expects” or use similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to material risks, assumptions and uncertainties, which could cause actual results to differ materially from those currently expected, and readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law,

MakeMusic undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by MakeMusic in this report that seek to advise interested parties of the risks and other factors that affect MakeMusic’s business. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a number of Shares that, when added to the Shares owned by LaunchEquity and its affiliates, constitutes a majority of MakeMusic’s outstanding Shares on a fully-diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of MakeMusic’s management team to successfully implement growth initiatives for SmartMusic; market acceptance of MakeMusic’s products; the impact of changing technology on MakeMusic’s product upgrades; delays in finalizing and implementing product modernization initiatives. MakeMusic cannot give any assurance that any of the transactions contemplated by the agreement will be completed or that the conditions to the tender offer and the back-end merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in MakeMusic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as well as other Company SEC filings.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)(1)	Offer to Purchase, dated March 22, 2013 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(a)(1)(B)(1)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(a)(1)(C)(1)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(a)(1)(D)(1)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(a)(1)(E)(1)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(a)(1)(F)(1)	Summary Advertisement published in the New York Times on March 22, 2013 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(a)(1)(G)	Supplement No. 1 to the Offer to Purchase, dated April 5, 2013 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)

(a)(2)(A)(1)	Recommendation Letter from the Special Planning Committee and Board of Directors of MakeMusic, dated March 22, 2013 (filed herewith).

(a)(3)(A)(1)	Schedule 13E-3 filed by MakeMusic with the SEC (incorporated by reference to the Schedule 13E-3 filed with the SEC on March 22, 2013).

(a)(5)(A)(1)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to Exhibit 99.1 to MakeMusic’s Form 8-K (Items 1.01, 3.03, 8.01, and 9.01) filed March 13, 2013).

(a)(5)(B)(1)	Earnings Release dated March 13, 2013 (incorporated by reference to Exhibit 99.1 to MakeMusic’s Form 8-K (Items 2.02 and 9.01) filed March 13, 2013).

(a)(5)(C)(1)	Employee Q&A and Shareholder Q&A (incorporated by reference to the Schedule 14D9C filed with the SEC on March 13, 2013).

Exhibit No.	Description

(a)(5)(D)(1)	Employee Meeting Transcript (incorporated by reference to the Schedule 14D9C filed with the SEC on March 13, 2013).

(a)(5)(E)(2)	Complaint filed on March 29, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO.

(a)(5)(F)	Order issued April 5, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.) (filed herewith)

(e)(1)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic and Parent and Parent Sponsor (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Purchaser, Parent and Parent Sponsor on March 22, 2013).

(e)(2)(1)	Agreement and Plan of Merger, dated as of March 12, 2013, among MakeMusic, Purchaser, Parent and Parent Sponsor (incorporated by reference to Exhibit 2.1 to MakeMusic’s Form 8-K filed March 13, 2013).

(e)(3)(1)	Agreement, dated as of March 2, 2010, among MakeMusic, Parent and Parent Sponsor (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 8-K Form 8-K filed March 3, 2010).

(e)(4)(1)	Amended and Restated Agreement, dated as of August 23, 2011, among MakeMusic, Parent and Parent Sponsor (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 8-K filed August 24, 2011).

(e)(5)(1)	MakeMusic 2003 Equity Incentive Plan, as amended through November 24, 2008 (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 10-K for the year ended December 31, 2008).

(e)(6)(1)	Form of Incentive Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 to MakeMusic’s Form 10-KSB for the year ended December 31, 2004).

(e)(7)(1)	Form of Incentive Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan as amended March 15, 2007 ( incorporated by reference to Exhibit 10.3 to MakeMusic’s Form 10-QSB for the quarter ended March 31, 2007).

(e)(8)(1)	Form of Nonqualified Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan as amended March 15, 2007( incorporated by reference to Exhibit 10.4 to MakeMusic’s Form 10-QSB for the quarter ended March 31, 2007).

(e)(9)(1)	Form of Nonqualified Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan as amended March 15, 2007 (incorporated by reference to Exhibit 10.4 to MakeMusic’s Form 10-K for the year ended December 31, 2010).

(e)(10)(1)	Form of Restricted Stock Agreement under the MakeMusic 2003 Equity Incentive Plan, as amended March 15, 2010 ( incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 10-Q for the quarter ended March 31, 2010).

(e)(11)(1)	Form of Restricted Stock Unit Agreement under the MakeMusic 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to MakeMusic’s Form 10-K for the year ended December 31, 2008).

(e)(12)(1)	Board Compensation Plan effective February 15, 2007, as amended January 31, 2008, January 28, 2009, and January 1, 2011 (incorporated by reference to Exhibit 10.8 to MakeMusic’s Form 10-K for the year ended December 31, 2010).

Exhibit No.	Description

(e)(13)(1)	Employment Agreement dated May 8, 2009 between MakeMusic and Karen L. VanDerBosch (incorporated by reference to Exhibit 10.4 to MakeMusic’s Form 10-Q for the quarter ended March 31, 2009).

(e)(14)(1)	Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to MakeMusic’s Form 10-Q for the quarter ended March 31, 2009).

(e)(15)(1)	Amendment No. 1 dated December 26, 2012 to the Employment Agreement dated May 8, 2009 between MakeMusic and Karen L. VanDerBosch (incorporated by reference to Exhibit 10.14 to MakeMusic’s Form 10-K for the year ended December 31, 2012).

(e)(16)(1)	Supplement to the MakeMusic, Inc. Board Compensation Plan, adopted February 27, 2013 (incorporated by reference to Exhibit 10.15 to MakeMusic’s Form 10-K for the year ended December 31, 2012).

(e)(17)(1)	Form of Restricted Stock Agreement under the MakeMusic, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 10-Q for the quarter ended June 30, 2011).

(e)(18)(1)	Employment Agreement by and between MakeMusic and Karen T. van Lith dated June 13, 2011 (incorporated by reference to Exhibit 10.1 to MakeMusic’s Form 8-K dated June 13, 2011).

(e)(19)(1)	Separation Agreement and Release by and between MakeMusic and Karen T. van Lith dated June 22, 2012 (incorporated by reference to Exhibit 10.1 to MakeMusic’s 8-K dated June 22, 2012).

(e)(20)(1)	Tax Asset Protection Plan dated as of February 21, 2012, by and between MakeMusic, Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to MakeMusic’s Form 8-K dated February 22, 2012).

(e)(21)(1)	Amendment to Tax Asset Protection Plan, dated as of March 12, 2013 (incorporated by reference to Exhibit 4.1 to MakeMusic’s Form 8-K filed March 13, 2013).

(e)(22)	Exclusivity Agreement dated February 17, 2013 by and between MakeMusic and Parent Sponsor (filed herewith).

(g)	None.

Annex A(1)	Information on Directors, Executive Officers and Shareholders

Annex B(1)	Opinion of Lazard Middle Market LLC, dated March 12, 2013.

Annex C(1)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act

(1)	Previously filed as an exhibit or annex to the Initial Schedule 14D-9.
(2)	Previously filed as an exhibit to the Amendment No. 1 to the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2013

MAKEMUSIC, INC.

By:	/s/ Karen L. VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer